ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities are at year end, as follows:

Assets	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Current assets	2,836,395	2,808,321
Non-current assets	11,735,280	11,685,074

Total assets	14,571,675	14,493,395

Liabilities	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Current liabilities	1,674,719	1,682,016
Non-current liabilities	5,730,396	5,766,839
Non –parent participation	54,750	52,242
Net equity attributable to parent company	7,111,810	6,992,298

Total net equity and liabilities	14,571,675	14,493,395

As of March 31, 2014, total assets increased US$78 million compared to December 31, 2013, equivalent to 0.54% of variation. This deviation is mainly attributable to an increase in the balance of trade receivables, inventories and property, plant and equipment, partially offset by a decrease in cash and cash equivalents.

Moreover, current liabilities decreased US$44 million mainly attributable to a decrease in financial liabilities due to payment of bond obligations offset by an increase in non-financial liabilities by increasing the provision of minimum dividend.

The main financial and operating indicators relating to balance are as follows:

Liquidity ratios	03-31-2014	12-31-2013
Current Liquidity (current assets / current liabilities )	1.69	1.67
Acid ratio (( current assets-inventories, biological assets) / Current liabilities )	0.94	0.98

Debt indicators	03-31-2014	12-31-2013
Debt to equity ratio (total liabilities / equity)	1.03	1.06
Short-term debt to total debt (current liabilities / total liabilities)	0.23	0.23
Long-term debt to total debt (non-current liabilities / total liabilities)	0.77	0.77

	03-31-2014	12-31-2013
Financial expenses coverage ratio (earnings before Taxes + interest expense / interest expense)	3.88	2.94

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	03-31-2014	12-31-2013
Inventory turnover-times (cost of sales / inventories + current biological assets))	2.63	3.17
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.41	4.13
Inventory permanence-days ( Inventories + biological assets)) /cost of sales)	136.83	113.47
Inventory permanence (excluding biological assets) (inventory / cost of sales)	105.67	87.18

As of March 31, 2014, the short-term debt represented 23% of total liabilities (23% as of December 31, 2013).

The ratio of financial expenses covered represents an increase of 2.94 to 3.88. This increase is mainly attributable to a greater proportional result for the 2014 period, compared to the same period of 2013.

b)	Statements of income

Profit before Income Tax

Profit before Income Tax registered a profit of US$153 million compared to a profit of US$109 million in the same period of the previous year, positive variation of US$44 million. The effect is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	91
Other expenses by function	(36)
Other item	(11)

Net change in income before income tax	44

Gross Margin represents a profit of U.S.$427 million, U.S.$91 million higher compared to the previous period (U.S.$336 million) caused by a proportional increase in sales volumes and a net increase in sales prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	03-31-2014 ThU.S$	03-31-2013 ThU.S$
Pulp	548,471	501,315
Sawn timber	190,387	186,822
Panels	441,411	449,897
Forestry	35,821	41,737
Other	8,527	7,145

Total revenues	1,224,617	1,186,916

Sales costs	03-31-2014 ThU.S$	03-31-2013 ThU.S$
Wood	193,212	211,052
Forestry work	141,019	152,793
Depreciation	66,257	64,864
Other costs	397,390	422,280

Total sales costs	797,878	850,989

Profitability index	03-31-2014	03-31-2013
Profitability on equity	5.94	5.98
Profitability on assets	2.90	2.91
Return on operating assets	5.26	3.90

Profitability ratios	03-31-2014	03-31-2013
Income per share (U.S.$) (1)	0.92	0.79
Income after tax (ThU.S.$) (2)	104,242	89,222
Gross margin (ThU.S.$)	426,739	335,927
Financial costs (ThU.S.$)	(53,223)	(56,405)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	03-31-2014 MThU.S.$	03-31-2013 MThU.S.$
Gain (loss)	105.5	93.5
Finance cost	53.2	56.4
Financial Income	(3.6)	(6.2)
Expenses for income tax	47.6	15.9
EBIT	202.8	159.7
Depreciation and amortization	102.7	69.8
EBITDA	305.5	229.5
Cost at fair value of the harvest	69.0	72.5
Gain from changes in fair value of biological assets	(66.6)	(67.6)
Exchange difference	(4.9)	2.1
Adjusted EBITDA	303.0	236.5

*	2014: Forest loss provision

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits with banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco is regulated by its liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing to credit corresponds mainly with banks and financial institutions around the world.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

The first quarter of 2014 followed the same path of the fourth quarter of 2013, with a good demand, that translated into steady prices. Long fiber showed an increase in prices during all the quarter and short fiber prices were steady or with small decreases during the same period, mainly explained by an increase in supply and not by a reduction of demand. World inventory levels rose during the first quarter of 2014, and short fiber increased 7 days from December 2013 to February 2014, while long fiber increased 2 days in the same period. The main reason for this was the startup of a pulp mill in Brazil.

In Asia there was an oversupply of short fiber pulp. Along with this oversupply, the paper market still has not reached demand levels that would allow increases in paper prices or increases in operating levels. This has stopped any possibility of an increase in short fiber prices. Short fiber prices decreased between 0% and 1.5%, depending on the Asian market and the supplier. On the other hand long fiber prices increased approximately 4.0% during this quarter, generating an even higher price spread between short and long fiber of U.S.$150/ton, which is an incentive to paper manufacturers to maximize the use of short fiber in their mixes.

The European paper market was stable, without major changes. There still was oversupply, low margins and producers trying to weather the storm, especially producers of printing and writing paper. This has resulted in more pressure for discounts in contracts from the beginning of year 2014. Usually discount increases are compensated by increases in list prices every January, but this year the increase in list prices was not possible in Europe, and there was a drop in net prices. Drops in short fiber prices during the first quarter of 2014 were between 1.0% and 2.0%, while long fiber prices were steady and in some cases there were small increases between 1.0% and 1.5%.

North American pulp demand increased with a better economy. Tissue and absorbent products were the main drivers of pulp demand which lead to small increases in prices. Another factor that should be considered was an issue in production due to bad weather and heavy snow storms, which impacted the movement of raw materials and made interruptions in some productive centers. The market for fluff pulp benefited from this situation. Latin America was steady with good demand and the highest prices worldwide.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

During the first quarter production was at normal levels, with the exception of the Alto Paraná mill, in Argentina, which had some reductions in January due to some technical issues that have already been fixed.

Sawn Timber Division

The real-estate and construction markets in the United States were affected by a cold winter during the first quarter of 2014, closing the period with nearly 910,000 Housing Starts, which represented a drop of 5.0% when compared with the previous year. When compared with the last ten years average, the actual construction levels are still low. During the first quarter of this year molding prices were steady in the United States in comparison with the previous quarter.

On average all markets had a positive behavior during this first quarter, with higher demand and prices.

Sales from our Chilean operations were impacted by the port stoppage that affected the country during January of 2014.

Panels Division

Sales volume increased 1.8% in the first quarter of 2014 when compared with the first quarter of 2013, mainly explained by an increase in sales volume in the United States and Brazil, especially in the MDF market. When compared with the fourth quarter of 2013, sales volume decreased 2.7%, mostly explained by the port stoppages in Chile in the beginning of 2014.

Plywood products were the most affected by the port stoppages. Sales volume dropped 22.7% when compared to the first quarter of 2013 and decreased 7.8% when compared with the fourth quarter of 2013.

Sales volume of MDF increased 7.7%, when compared with the first quarter of 2013; mainly explained by higher sales volume in Brazil and the United States. When compared with the fourth quarter of 2013, sales volume remained steady.

Sales volume of PBO during the first quarter of 2014 remained steady when compared with the first quarter of 2013. Meanwhile, when compared with the fourth quarter of 2013, sales volume decreased 6.0%, mainly explained by the maintenance of the Teno mill, in Chile and lower sales volume in Brazil and Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Positive (negative) Cash flow
Cash flow from operating activities	102,097	150,311
Cash flow from financing activities:
Loan and bond payments	(80,524)	(45,587)
Dividend payments	(66)	(6,224)
Cash flow from investment activities:
Incorporation and sale of property, plant and equipment	(132,989)	(139,337)
Incorporation and sale of biological assets	(52,568)	(35,995)
Dividends received	—	10,162
Others	(202)	(1,052)

Positive Net cash flow (negative)	(164,252)	(67,722)

The operating cash flow has a negative balance of U.S.$81 million in the current year, with differences with respect to the previous year (U.S. $52 million). Mainly due to higher borrowings in 2013 supplemented by lower payments in the same period 2013.

The flow of investment at the end of the current period had a greater negative balance of U.S.$ 186 million as compared to U.S.$ 166 million in 2013 mainly due to lower income from sales of property, plant and equipment, higher outlays for purchases of forests and plantations in the period of 2014 supplemented with dividend income in the period 2013, offset by lower disbursements for purchases of property, plant and equipment in 2014.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2014, a ratio of fixed rate debt to total consolidated debt of approximately 78%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Interim Consolidated Financial Statements March 31, 2014, Note 23, a detailed analysis of the risks associated with the business of Arauco is available.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5	505,471	667,212
Other current financial assets	23	2,028	3,089
Other current non-financial assets	25	204,508	188,964
Trade and other current receivables	23	794,299	711,678
Accounts receivable from related companies	13	8,513	8,243
Current Inventories	4	973,015	900,590
Current biological assets	20	295,479	256,957
Current tax assets		44,067	61,174
Total Current Assets other than assets or disposal groups classified as held for sale		2,827,380	2,797,907
Non-Current Assets or disposal groups classified as held for sale	22	9,015	10,414
Total Current Assets		2,836,395	2,808,321
Non-Current Assets
Other non-current financial assets	23	31,481	48,778
Other non-current non-financial assets	25	125,929	125,052
Trade and other non-current receivables	23	38,533	40,729
Investments accounted for using equity method	15-16	356,458	349,412
Intangible assets other than goodwill	19	96,708	99,651
Goodwill	17	89,596	88,141
Property, plant and equipment	7	7,235,772	7,137,467
Non-current biological assets	20	3,605,917	3,635,246
Deferred tax assets	6	154,886	160,598
Total non-Current Assets		11,735,280	11,685,074
Total Assets		14,571,675	14,493,395

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	850,378	893,605
Trade and other current payables	23	631,423	630,980
Accounts payable to related companies	13	12,505	14,406
Other current provisions	18	8,655	9,696
Current tax liabilities		3,182	4,472
Current provisions for employee benefits	10	3,685	3,814
Other current non-financial liabilities	25	164,891	125,043
Total Current Liabilities		1,674,719	1,682,016
Non-Current Liabilities
Other non-current financial liabilities	23	4,093,151	4,156,992
Non-current Payables		565	361
Other non-current provisions	18	27,424	24,167
Deferred tax liabilities	6	1,486,276	1,462,295
Non-current provisions for employee benefits	10	40,772	42,170
Other non-current non-financial liabilities	25	82,208	80,854
Total non - current liabilities		5,730,396	5,766,839
Total liabilities		7,405,115	7,448,855
Equity
Issued capital		353,618	353,618
Retained earnings		7,072,935	7,004,640
Other reserves		(314,743)	(365,960)
Equity attributable to parent company		7,111,810	6,992,298
Non-controlling interests		54,750	52,242
Total equity		7,166,560	7,044,540
Total equity and liabilities		14,571,675	14,493,395

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-March
		2014 ThU.S.$	2013 ThU.S.$
Income Statement
Revenue	9	1,224,617	1,186,916
Cost of sales	3	(797,878)	(850,989)
Gross profit		426,739	335,927
Other income	3	77,697	84,777
Distribution costs	3	(116,685)	(107,471)
Administrative expenses	3	(131,053)	(131,635)
Other expense	3	(58,000)	(21,373)
Profit (loss) from operating activities		198,698	160,225
Finance income	3	3,570	6,153
Finance costs	3	(53,223)	(56,405)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	(879)	1,494
Exchange rate differences		4,933	(2,063)
Income before income tax		153,099	109,404
Income Tax	6	(47,599)	(15,889)
Income from continuing operations		105,500	93,515
Profit (loss) from discontinued operations
Net Income		105,500	93,515
Net income attributable to
Net income attributable to parent company		104,242	89,222
Income attributable to non-controlling interests		1,258	4,293
Profit (loss)		105,500	93,515
Basic earnings per share
Earnings per share from continuing operations		0.0009212	0.0007885
Basic earnings per share		0.0009212	0.0007885
Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0009212	0.0007885
Basic earnings per diluted share		0.0009212	0.0007885

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	January-March
		2014 ThU.S.$	2013 ThU.S.$
Profit (loss)		105,500	93,515
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		(84)	124
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(84)	124
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	34,613	16,489
Other Comprehensive Income before tax exchange differences on translation		34,613	16,489
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	22,597	2,202
Other Comprehensive Income before tax Cash flow hedges		22,597	2,202
Other Comprehensive income that will be reclassified to profit or loss before tax		57,210	18,691
Income tax relating to cash flow hedges of other comprehensive income	6-23	(4,616)	(572)
Other comprehensive income		52,510	18,243
Comprehensive income		158,010	111,758
Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		155,459	106,902
Comprehensive income, attributable to non-controlling interests		2,551	4,856
Total comprehensive income		158,010	111,758

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

03-31-2014	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:
Net income							104,242	104,242	1,258	105,500
Other comprehensive income, net of tax		33,320	17,981	—	(84)	51,217		51,217	1,293	52,510
Comprehensive income	—	33,320	17,981	—	(84)	51,217	104,242	155,459	2,551	158,010
Dividends							(35,947)	(35,947)	(43)	(35,990)
Changes in equity	—	33,320	17,981	—	(84)	51,217	68,295	119,512	2,508	122,020
Closing balance at 03/31/2014	353,618	(305,785)	(3,526)	(6,384)	952	(314,743)	7,072,935	7,111,810	54,750	7,166,560

12-31-2013	Issue Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2013	353,176	(169,377)	(45,110)	—	(2,092)	(216,579)	6,754,725	6,891,322	74,437	6,965,759
Increase (decrease) through Changes in Accounting policies			(906)	(3,070)	906	(3,070)	3,070	—		—
Opening balance restated	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759
Changes in Equity:
Comprehensive income
Net income							89,222	89,222	4,293	93,515
Other comprehensive income, net of tax		15,926	1,630	—	124	17,680		17,680	563	18,243
Comprehensive income	—	15,926	1,630	—	124	17,680	89,222	106,902	4,856	111,758
Dividends						—	(29,206)	(29,206)	—	(29,206)
Increase (decrease) for transfer and other changes						—		—	(6,264)	(6,264)
Changes in equity	—	15,926	1,630	—	124	17,680	60,016	77,696	(1,408)	76,288
Closing balance at 03/31/2013	353,176	(153,451)	(44,386)	(3,070)	(1,062)	(201,969)	6,817,811	6,969,018	73,029	7,042,047

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	03-31-2014 ThU.S.$	03-31-2013 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	1,176,525	1,332,185
Receipts from premiums and claims, annuities and other policy benefits	0	29,819
Other cash receipts from operating activities	93,842	171,190
Classes of cash payments
Payments to suppliers for goods and services	(977,641)	(1,127,742)
Payments to and on behalf of employees	(110,045)	(127,638)
Other cash payments from operating activities	(20,980)	(48,585)
Interest paid	(52,147)	(65,214)
Interest received	4,320	6,013
Income taxes refund (paid)	(13,021)	(19,359)
Other (outflows) inflows of cash, net	1,244	(358)
Net Cash flows from Operating Activities	102,097	150,311
Cash flows (used in) investing activities
Proceeds from sale of property, plant and equipment	11,206	27,898
Purchase of property, plant and equipment	(144,195)	(167,235)
Purchase of intangible assets	(2,054)	(1,049)
Proceeds from sale of other long-term assets	0	810
Purchase of biological assets	(52,568)	(36,805)
Dividends received	0	10,162
Other outflows of cash, net	1,852	(3)
Cash flows used in Investing Activities	(185,759)	(166,222)
Cash flows from (used in) Financing Activities
Total loans obtained	246,844	276,106
Proceeds from short-term borrowings	84,089	0
Loans obtained in long term	162,755	276,106
Repayments of borrowings	(327,368)	(321,693)
Dividends paid by the parent company	(66)	(6,224)
Cash flows from (used in) Financing Activities	(80,590)	(51,811)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(164,252)	(67,722)
Effect of exchange rate changes on cash and cash equivalents	2,511	(963)
Net increase (decrease) of Cash and Cash equivalents	(161,741)	(68,685)
Cash and cash equivalents, at the beginning of the period	667,212	488,498
Cash and cash equivalents, at the end of the period	505,471	419,813

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (the “Company” and together with its subsidiaries, “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) under No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Registry under No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission of the United States.

The Company’s head office address is El Golf Avenue 150, floor 14 th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the Superintendency.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of March 31, 2014 are:

•	Consolidated Balance Sheets for the period between January 1 and March 31, 2014 and for the period ended December 31, 2013

•	Consolidated Statements of Income for the periods between January 1 and March 31, 2014 and 2013.

•	Consolidated Statements of Comprehensive Income for the periods between January 1 and March 31, 2014 and 2013.

•	Consolidated Statements of Changes in Equity for the periods between January 1 and March 31, 2014 and 2013.

•	Consolidated Statements of Cash Flows for the periods between January 1 and March 31, 2014 and 2013.

•	Notes to the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the Financial Statements

Period between January 1 and March 31, 2014.

Date of Approval of Financial Statements

These interim consolidated financial statements for the period between January 1 and March 31, 2014 were authorized and approved for issuance by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 506 held on May 15, 2014.

Initials used in this report:

IFRS – International Financial Reporting Standards

IASB – International Accounting Standards Board

IAS – International Accounting Standards

IFRIC – International Financial Reporting Standards Interpretations Committee

ThUS$ – Thousands of U.S. dollars

UF – Inflation index-linked units of account

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the United States (“U.S.”) Dollar as its functional currency since majority of its revenues from sales of its products are from exports denominated in U.S. Dollars, while its costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars, and the costs are related mainly to plantation costs which are settled in U.S. Dollars.

For the sawmill, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThUS$).

In these consolidated financial statements all relevant information required by IFRS has been presented.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Additional Information Relevant to the Understanding of the Financial Statements

Up until September 2013 Arauco consolidated Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. into its financial statements because up until September 2013 these entities had been controlled by Arauco, as evidenced by these companies exclusive contracts with Arauco for timber supply, future purchases of land, and forest management.

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco present in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

Summary of significant accounting policies

The accompanying interim consolidated financial statements as of March 31, 2014 were prepared in accordance with Arauco’s accounting policies, which have been consistently applied to all periods presented in these interim consolidated financial statements.

a)	Basis for presentation of financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain financial instruments which are measured at revalued amounts or at fair value at the end of each period as explained in the following significant accounting policies. Generally, historical cost is based on the fair value of the consideration given in exchange for goods and services.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

-Property, Plant and Equipment

In an asset acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with third party experts.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

-Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using internal valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. Arauco estimates the value either based on appraisals and/or the future cash flows expected to arise from the cash-generating unit and suitable discount rate in order to calculate present value.

-Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco recognizes provisions on each statement of financial position date and/or upon each substantial modification to an underlying claim of any such litigation. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities, which is presumed to exist when Arauco holds more than one half of the voting rights of an entity so as to obtain benefits from its activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure, or rights, to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

IFRS sets out requirements on how to apply the control principle:

(a) in circumstances when voting rights or similar rights give an investor power, including situations where the investor holds less than a majority of voting rights and in circumstances involving potential voting rights.

(b) in circumstances when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

(c) in circumstances involving agency relationships.

(d) in circumstances when the investor has control over specified assets of an investee.

IFRS requires an investor to reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

When preparing consolidated financial statements, an entity must use uniform accounting policies for reporting like transactions and other events in similar circumstances. Intragroup balances and transactions must be eliminated. Non-controlling interests in subsidiaries must be presented in the consolidated statement of financial position within equity, separately from the equity attributable to owners of the parent company.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

If a subsidiary uses accounting policies different than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made in the financial statements of subsidiaries to prepare consolidated financial statements to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Reales and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e)	Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s operations in functional currencies different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in Other reserves within—equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(i) Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading, or those designated as FVTPL. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument

•	A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Foreign Exchange and Interest Rate Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value at each reporting date. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the intent and ability to hold to maturity. They are initially recorded at fair value and after initial recognition, held-to- maturity investments are measured at amortized cost using the effective interest method less any impairment

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’ and are initially recorded at fair value.

(i) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been incurred principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the Finance income or Finance costs line item in the consolidated statements of income.

(ii) Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

h)	Derivative financial instruments

(i) Financial Derivatives—The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. The group’s policy is that all derivative contracts are hedging contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument under IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives—The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting—The Group designates certain hedging instruments as either fair value hedges or cash flow hedges.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, under IAS 39.

-Fair Value Hedges under IAS 39—Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged Item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39—The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated In equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and works in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies property, plant and equipment, intangible assets, investments in associates and groups subject to expropriation (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the closing date of the statement of financial position are the subject of active sale efforts and for which the completion is estimated to be highly probable.

These assets or groups subject to expropriation are valued at the lower of the carrying amount or the estimated retail value less the costs to carry out the sale, and are no longer amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date (see note 3.16.2); and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquire are allocated to those units or groups of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains or losses are recognized in the income statement.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of change in participation of the profit or loss in the statement of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are common control transactions are accounted using as reference the pooling of interest. Under this method, assets and liabilities related to the transaction carries over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange rate differences on translation to the presentation currency) of the associate or joint venture. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill.

The investments in joint operations recognize the assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

(ii) Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii) Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill generated in the acquisition of an entity is measured as the excess of the sum of the consideration paid, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill generated on acquisitions of foreign companies, is controlled in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill in Brazil is related to the net exchange rate differences on translation.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (see Note 12).

Depreciation is calculated by components using the straight-line method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item Other income in the consolidated statement of income.

The Company holds fire insurance policies for its forestry plantations which, together with company resources and efficient protection measures for these plantation assets allow financial and operational risks to be minimized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

r)	Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. This means that generally revenues are recorded upon delivery of goods to customers in accordance with the agreed terms of delivery.

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (Central Interconnected System). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC – SIC) (Economic Load Dispatch Center of the Central Interconnected System) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “Other current non financial liabilities” in the consolidated statement of financial position.

Dividends paid are not deductible for income tax purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

v)	Earning per share

Basic earnings per share are calculated by dividing the net income for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists.

Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Except for goodwill, a previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in subsequent periods.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or has decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. An allowance is made when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the Company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are treated as post-employment benefits.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other payables” in the consolidated statement of financial position.

z)	Recent accounting pronouncements

At the date of issuance of these interim consolidated financial statements, the following accounting pronouncements were issued by the IASB:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or
IFRS 9

Financial Instruments

Issued in December 2009, amending the classification and measurement of financial assets.

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

Levies

January 1, 2015

IFRIC 21	Guides about when to recognize a liability for a government imposed levy whether for those recorded in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and for those liens whose existence and amount is certain.	January 1, 2014

IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	July 1, 2014

IAS 32

Offsetting of financial assets and liabilities

The amendments clarify the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in the implementation of the current offsetting criteria in IAS 32. The Standard is applicable for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

January 1, 2014

Amendments to IFRS 12, IFRS 10, IAS 27	Investment Entities Consolidated Financial Statements, Disclosure of Interests in Other Entities and Separate Financial Statements.	January 1, 2014

IAS 36	Impairment of Assets, Disclosures of the recoverable amount for nonfinancial assets	January 1, 2014

IAS 39	Financial Instruments: Recognition and Measurement-Novation of derivatives and continuation hedge accounting	January 1, 2014

Annual improvements 2010-2012-Amendments to IFRS 7	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 38, IAS 24	July 1, 2014

Annual Improvement 2011-2013-Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	July 1, 2014

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Arauco believes that the adoption of these standards, amendments and interpretations will have no significant impact on its consolidated financial statements of the Company in the period of initial application. We are in the process of assessing the impact on the valuation and disclosures associated with these modifications.

NOTE 2. ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING ESTIMATES

1)	Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of March 31, 2014 and have been consistently applied to all periods presented in these interim consolidated financial statements.

2)	Changes in the Estimates

There have been no changes in the treatment of accounting policies for the same period last year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

At the date of these financial statements the share capital of Arauco is ThUS$ 353,618.

In 2013, as a result of the merger of Celulosa Arauco y Constitución S.A. and Forestal Viñales S.A as part of the reorganization of the forestry companies in Chile, a capital increase of ThUS$442 was realized (Note 14).

	03-31-2014	12-31-2013
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and is presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year distributable net income and the amount of the interim dividend paid at the end of the immediately preceding fiscal year.

The minimum dividend provision corresponding to the year 2014 in an amount of ThU.S.$35,947 (ThU.S.$29,206 as of March 31, 2013) is presented in the consolidated statement of changes in equity.

As of March 31, 2014 there was no dividend payment.

The following are the dividends paid and per share amounts during the years 2013:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-10-2013
Amount of Dividend	ThU.S.$ 63,388
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.56016
Detail of Dividend Paid, Ordinary Shares

Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2013
Amount of Dividend	ThU.S.$ 47,017
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.41552

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves.

Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of mark to market adjustments of outstanding cash flow hedges at the end of each reporting period.

Reserve of Actuarial Profits or Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of March 31, 2014 and 2013:

	January - March
	2014	2013
	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	77,697	84,777
Gain from changes in fair value of biological assets (See note 20)	66,613	67,609
Net income from insurance compensation	—	1,486
Revenue from export promotion	979	1,110
Leases received	423	141
Gain on sales of assets	6,063	778
Gain on sales of assets classified as held for sale	—	8,967
Other operating results (sale materials and waste, rent of easements, income tax recovery)	3,619	4,686
Classes of Other Expenses by activity
Total of other expenses by activity	(58,000)	(21,373)
Depreciation	(369)	(153)
Expenses judgment	(1,035)	(1,163)
Impairment provision properties, plants and equipment and others	(3,750)	(2,212)
Plants stoppage operating expenses	(535)	(3,391)
Expenses projects	(8,334)	(2,581)
Loss of assets	(15)	(1,975)
Loss of forest due to fires	(30,178)	(72)
Other Taxes	(1,516)	(1,843)
Research and development expenses	(811)	(565)
Compensation and eviction	(2,117)	(518)
Fines, readjustments and interest	(100)	(100)
Other expenses (cost of projects and studies, donations, fines, readjustments, repayments insurance )	(9,240)	(6,800)
Classes of financing income
Financing income, total	3,570	6,153
Financial income from mutual funds—deposits	2,254	1,725
Financial income resulting from swap—forward	190	2,792
Other financial income	1,126	1,636
Classes of financing costs
Financing costs, Total	(53,223)	(56,405)
Interest expense, Loans banks	(6,000)	(6,555)
Interest expense, Bonds	(39,319)	(44,034)
Interest expense, financial instruments	(3,715)	(2,602)
Other financial costs	(4,189)	(3,214)
Classes of Participation in Income (Loss) of associates and joint ventures accounted for using the Equity Method
Total	(879)	1,494
Investments in associates	(1,404)	1,393
Joint ventures	525	101

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Below is the Balance of Expenses by nature:

	January - March
	2014	2013
Cost of sales	ThU.S.$	ThU.S.$
Timber	193,212	211,052
Forestry labor costs	141,019	152,793
Depreciation	66,257	64,864
Maintenance costs	61,956	52,553
Chemical costs	121,733	121,116
Sawmill Services	28,510	44,237
Others Raw Materials	19,232	24,829
Indirect costs	35,526	54,134
Energy and fuel	42,970	45,561
Cost of electricity	25,884	21,597
Wage and salaries	61,579	58,253
Total	797,878	850,989

	January - March
	2014	2013
Distribution cost	ThU.S.$	ThU.S.$
Salling costs	8,178	8,769
Commissions	3,791	3,865
Insurance	1,134	1,527
Provision for doubtful accounts receivable	65	(18)
Other selling costs	3,188	3,395
Shipping and freight costs	108,507	98,702
Port services	6,165	6,028
Freights	88,560	81,836
Other shipping and freight costs	13,782	10,838
Total	116,685	107,471

	January - March
	2014	2013
Administrative expenses	ThU.S.$	ThU.S.$
Wage and salaries	52,516	59,253
Marketing, advertising, promotion and publications expenses	2,435	2,077
Insurance	8,203	10,451
Depreciation and amortization	5,500	3,558
Computer services	6,703	3,680
Lease rentals (offices, warehouses and machinery)	2,108	4,175
Donations, contributions, scholarships	1,940	2,146
Fees (legal and technical advisories)	11,448	11,494
Property taxes, patents and municipality rights	5,730	3,856
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	34,470	30,945
Total	131,053	131,635

		January - March
		2014	2013
Expenses for	Note	ThU.S.$	ThU.S.$
Depreciations	7	69,023	68,968
Employee benefits	10	143,130	125,042
Amortization	19	3,543	867

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor fees and number of employees are follows:

03-31-2014
Auditors fees	ThU.S.$
Audit services	699
Other services
Tax services	214
Others	141
TOTAL	1,054

Number of employees	No.
14,161

NOTE 4. INVENTORIES

	03-31-2014	12-31-2013
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	99,384	93,895
Production supplies	108,300	103,698
Works in progress	100,875	107,180
Finished goods	520,666	453,762
Spare Parts	143,790	142,055
Total Inventories	973,015	900,590

Inventories recognized as cost of sales at March 31, 2014 were ThU.S.$796,325 (ThU.S.$848,917 at March 31, 2013).

In order to have the inventories recorded at net realizable value at March 31, 2014, there has been a net increase of inventories associated with lower provision for obsolescence of ThU.S.$413 (increased provision ThU.S.$ 224 at March 31, 2013).

At March 31, 2014 there were penalties of inventory of ThU.S.$136. At March 31, 2013 there were no penalties of inventory to report.

The allowance of obsolescence is calculated based on the conditions of sale of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	03-31-2014	12-31-13
Components of Cash and Cash Equivalents	ThU.S.$	MUS$
Cash on hand	442	330
Bank checking account balances	165,390	155,208
Time deposits	231,361	391,588
Mutual funds	108,278	111,435
Other cash and cash equivalents (*)	—	8,651
Total	505,471	667,212

(*)	Applies to contracts investments under resale agreements

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 20% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

Deferred Tax Assets

The following table sets forth the deferred tax assets as of March 31, 2014 and December 31, 2013:

	03-31-2014	12-31-2013
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	11,819	12,016
Deferred tax Assets relating to Accrued Liabilities	6,319	7,367
Deferred tax Assets relating to Post-Employment benefits	8,672	9,012
Deferred tax Assets relating to Property, Plant and equipment	7,422	8,842
Deferred tax Assets relating to Financial Instruments	—	343
Deferred tax Assets relating to Tax Losses Carryforwards	54,044	56,333
Deferred tax Assets relating to Biological Assets	6,524	73
Deferred tax Assets relating to Inventories	5,142	4,910
Deferred tax Assets relating to Provisions for Income	3,120	3,678
Deferred tax Assets relating to provision for Doubtful Accounts	3,356	3,104
Deferred tax Assets relating to Other Deductible Temporary Differences(*)	48,468	54,920
Total Deferred Tax Assets	154,886	160,598

(*)	In the period 2013 there MUS $ 19,887 deferred tax relating to tax goodwill produced by fusion of Chilean forestry companies

Certain subsidiaries of Arauco, to the date of these financial statements, present tax losses for which it is considered that given the projection of future profits, allowing the recovery of these assets. The total amount of these tax losses is ThU.S.$178,442 (ThU.S.$ 165,393 at December 31, 2013), which are mainly originated by operational and financial losses.

In addition, as of the closing of these financial statements there are ThU.S.$109,048 of unused tax losses from companies in Uruguay based on to the participation of Arauco which have not been recognized as deferred tax assets.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of March 31, 2014 and December 31, 2013:

	03-31-2014	12-31-2013
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, plant and equipment	780,611	781,777
Deferred tax Liabilities relating to Financial Instruments	5,282	10,060
Deferred tax Liabilities relating to Biological Assets	573,990	534,161
Deferred tax Liabilities relating to Inventory	20,541	15,422
Deferred tax Liabilities due to Prepaid Expenses	38,189	56,558
Deferred tax Liabilities due to Intangible	24,873	25,597
Deferred tax Liabilities relating to Other Taxable Temporary Differences	42,790	38,720
Total Deferred Tax Liabilities	1,486,276	1,462,295

The effect of changes in deferred tax liabilities related to cash flow hedges corresponds to a charge of ThU.S.$4,616 as of March 31, 2014 (credit of ThU.S.$572 as of March 31, 2013), which is presented in Reserves for cash flow hedges in the consolidated statement of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The deferred tax assets and liabilities expected to be recovered and settled in less than twelve months amounts to ThU.S.$17,867 and ThU.S.$116,655, respectively.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

Reconciliation of the asset and deferred tax liability

Deferred Tax Assets	Opening Balance 01-01-2014 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 03/31/2014 ThU.S.$
Deferred tax Assets relating to Provisions	12,016	(290)	—	93	11,819
Deferred tax Assets relating to accrued liabilities	7,367	(1,040)	—	(8)	6,319
Deferred tax Assets relating to Post-Employment benefits	9,012	(353)	—	13	8,672
Deferred tax Assets relating to Property, Plant and equipment	8,842	(1,422)	—	2	7,422
Deferred tax Assets relating to Financial Instruments	343	(343)	—	—	—
Deferred tax Assets relating to tax losses carryforwards	56,333	(2,950)	—	540	53,923
Deferred tax assets relating to biological assets	73	6,450	—	1	6,524
Deferred tax assets relating to provisions for income	4,910	204	—	28	5,142
Deferred tax assets relating to provisions for income	3,678	(555)	—	(3)	3,120
Deferred tax assets relating to provision for doubtful accounts	3,104	247	—	5	3,356
Deferred tax assets relating to other deductible temporary differences	54,920	(5,910)	—	(421)	48,589
Total deferred tax assets	160,598	(5,962)	—	250	154,886

Deferred Tax Liabilities	Opening Balance 01-01-2014 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 03/31/2014 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	781,777	(3,057)	—	1,891	780,611
Deferred tax liabilities relating to financial instruments	10,060	(1)	(4,777)	—	5,282
Deferred tax liabilities relating to biological assets	534,161	38,020	—	1,809	573,990
Deferred tax liabilities relating to inventory	15,422	5,119	—	—	20,541
Deferred tax liabilities due to prepaid expenses	56,558	(18,369)	—	—	38,189
Deferred tax liabilities due to intangible	25,597	(724)	—	—	24,873
Deferred tax liabilities relating to other taxable temporary differences	38,720	3,478	—	592	42,790
Total deferred tax liabilities	1,462,295	24,466	(4,777)	4,292	1,486,276

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2014		12-31-2013
	Deductible	Taxable	Deductible	Taxable
Detail of classes of Deferred Tax Temporary Differences	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$
Deferred Tax Assets	100,842		104,265
Deferred Tax Assets—Tax losses	54,044		56,333
Deferred Tax Liabilities		1,486,276		1,462,295
Total	154,886	1,486,276	160,598	1,462,295

	January - March
	2014	2013
Detail of Temporary Difference Income and Loss Amounts	ThU.S.$	ThU.S.$
Deferred Tax Assets	(7,940)	(2,519)
Deferred Tax Assets—Tax losses	1,978	1,749
Deferred Tax Liabilities	(24,466)	(7,079)
Total	(30,428)	(7,849)

Income Tax Expense

Income tax expense consists of the following:

	January -March
	2014	2013
Income Tax composition	ThU.S.$	ThU.S.$
Current income tax expense	(21,551)	(9,159)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	58	924
Previous period current tax adjustments	2,313	(78)
Other current tax expenses	2,009	273
Current Tax Expense, Net	(17,171)	(8,040)
Deferred tax income (expense) relating to origination and reversal of temporary differences	(32,406)	(9,598)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	1,978	1,749
Total deferred Tax Expense, Net	(30,428)	(7,849)
Income Tax Expense, Total	(47,599)	(15,889)

The following table sets forth current income tax expense detailed by foreign and domestic companies at March 31, 2014 and 2013:

	January - March
	2014	2013
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(2,493)	(4,660)
Domestic current income tax expense	(14,678)	(3,380)
Total current income tax expense	(17,171)	(8,040)
Foreign deferred tax expense	(14,293)	(1,244)
Domestic deferred tax expense	(16,135)	(6,605)
Total deferred tax expense	(30,428)	(7,849)
Total tax income (expense)	(47,599)	(15,889)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - March
	2014	2013
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(36,081)	(23,048)
Tax effect of foreign tax rates	(1,038)	(4,245)
Tax effect of revenues exempt from taxation	(2,223)	7,605
Tax effect of expense mot deductible in determining taxable profit (tax loss)	(7,273)	1,539
Tax rate effect of tax losses	—	(19)
Tax rate effect of adjustments for current tax of prior periods	1,115	(78)
Other tax rate effects	(2,099)	2,357
Total adjustments to tax expense at applicable tax rate	(11,518)	7,159
Tax expense at effective tax rate	(47,599)	(15,889)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	03-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Property, Plant and Equipment, Net
Construction in progress	1,565,017	1,542,739
Land	981,050	974,408
Buildings	1,734,429	1,694,924
Plant and equipment	2,795,533	2,774,551
Information technology equipment	29,852	25,575
Fixtures and fittings	7,299	7,627
Motor vehicles	13,338	13,597
Other property, plant and equipment	109,254	104,046
Total Net	7,235,772	7,137,467
Property, Plant and Equipment, Gross
Construction in progress	1,565,017	1,542,739
Land	981,050	974,408
Buildings	3,090,013	3,010,996
Plant and equipment	5,019,310	4,954,621
Information technology equipment	69,915	64,352
Fixtures and fittings	33,550	33,015
Motor vehicles	41,113	40,789
Other property, plant and equipment	126,203	120,810
Total Gross	10,926,171	10,741,730
Accumulated depreciation and impairment
Buildings	(1,355,584)	(1,316,072)
Plant and equipment	(2,223,777)	(2,180,070)
Information technology equipment	(40,063)	(38,777)
Fixtures and fittings	(26,251)	(25,388)
Motor vehicles	(27,775)	(27,192)
Other property, plant and equipment	(16,949)	(16,764)
Total	(3,690,399)	(3,604,263)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no assets pledged as collateral in these interim consolidated financial statements.

Commitments for project disbursements or for the acquisition of property, plant and equipment

	03-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	211,009	310,087

	03-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	136,537	671,128

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2014 and December 31, 2013:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2014	1,542,739	974,408	1,694,924	2,774,551	25,575	7,627	13,597	104,046	7,137,467
Changes
Additions	136,537	439	184	22,846	27	174	584	5,193	165,984
Disposals	(2,460)	—	—	(124)	—	(29)	(111)	(65)	(2,789)
Retirements	(705)	(9)	(429)	(6,928)	—	—	(23)	(91)	(8,185)
Depreciation	—	—	(23,494)	(51,826)	(1,180)	(789)	(854)	(1,124)	(79,267)
Increase (decrease) through net exchange differences	847	6,117	(10,872)	24,100	27	11	22	2,310	22,562
Increase (decrease) through transfers from construction in progress	(111,941)	95	74,116	32,914	5,403	305	123	(1,015)	—
Total changes	22,278	6,642	39,505	20,982	4,277	(328)	(259)	5,208	98,305
Closing balance 03-31-2014	1,565,017	981,050	1,734,429	2,795,533	29,852	7,299	13,338	109,254	7,235,772

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2013	1,291,259	986,033	1,654,955	2,731,233	26,094	13,396	11,094	102,679	6,816,742
Changes
Additions	671,128	13,385	20,359	64,952	1,297	912	2,987	6,160	781,179
Disposals	—	(801)	(1,747)	(606)	(11)	(3,934)	(74)	(344)	(7,516)
Retirements	(4,297)	(317)	(2,901)	(15,299)	(32)	(179)	(8)	(361)	(23,394)
Depreciation	—	—	(87,728)	(220,452)	(3,528)	(2,734)	(3,223)	(1,187)	(318,852)
Impairment loss recognized in profit or loss	—	—	(314)	(874)	(2)	—	—	—	(1,190)
Increase (decrease) through net exchange differences	(12,053)	(28,100)	(19,597)	(46,907)	28	288	(259)	(2,902)	(109,502)
Increase (decrease) through transfers from construction in progress	(403,298)	4,208	131,897	262,505	1,728	(122)	3,081	1	—
Total changes	251,480	(11,625)	39,970	43,319	(519)	(5,769)	2,504	1,367	320,726
Closing balance 12-31-2013	1,542,739	974,408	1,694,924	2,774,551	25,575	7,627	13,597	104,046	7,137,467

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending March 31, 2014 and 2013 is as follows:

	January-March
Depreciation for the year	2014 ThU.S.$	2013 ThU.S.$
Cost of sales	64,165	63,998
Administrative expenses	4,056	3,557
Other expenses	802	1,413
Total	69,023	68,968

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

A significant portion of items of property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Property, Plant and Equipment under finance leases	108,928	90,467
Plant and equipment	108,928	90,467

Reconciliation of Financial Lease Minimum Payments:

03-31-2014
Present Value
Periods	ThU.S.$
Less than one year	30,751
Between one and five years	77,137
More than five years	—
Total	107,888

12-31-2013
Present Value
Periods	ThU.S.$
Less than one year	26,949
Between one and five years	62,491
More than five years	—
Total	89,440

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	03-31-2014
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	813	56	757
Between one and five years	51	2	49
More than five years	—	—	—
Total	864	58	806

	12-31-2013
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	980	11	969
Between one and five years	131	1	130
More than five years	—	—	—
Total	1,111	12	1,099

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

There are no contingent rents payable or restrictions imposed by any lease arrangements.

NOTE 9. REVENUE

	January - March
	2014	2013
Classes of revenue	ThU.S.$	ThU.S.$
Revenue from sales of goods	1,176,252	1,146,539
Revenue from rendering of services	48,365	40,377
Total	1,224,617	1,186,916

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - March
	2014	2013
	ThU.S.$	ThU.S.$
Employee expenses	143,130	125,042
Wages and salaries	139,798	122,650
Severance indemnities	3,332	2,392

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of March 31, 2014 and 2013 are as follows:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of March 31, 2014 and December 31, 2013:

	03-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Current	3,685	3,814
Non-current	40,772	42,170
Total	44,457	45,984

	03-31-2014	12-31-2013
Reconciliation of the present value of severance indemnities obligation	ThU.S.$	ThU.S.$
Opening balance	45,984	47,436
Current service cost	428	3,241
Interest cost	1,465	1,510
Actuarial gains	1,180	4,143
Benefits paid	(1,662)	(6,628)
Increase (decrease) for foreign currency exchange rates changes	(2,938)	(3,718)
Closing balance	44,457	45,984

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of March 31, 2014 and December 31, 2013 are as follows:

	03-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Total Current Assets	2,836,395	2,808,321
Cash and Cash Equivalents	505,471	667,212
U.S Dollar	391,065	534,575
Euro	5,091	4,681
Brazilian Real	64,564	68,658
Argentine pesos	9,136	13,942
Other currencies	2,812	3,473
Chilean Pesos	32,803	41,883
Other current financial assets	2,028	3,089
U.S Dollar	2,028	3,089
Other current non-financial assets	204,508	188,964
U.S Dollar	95,162	82,175
Euros	150	126
Brazilian Real	19,348	13,395
Argentine pesos	8,989	10,079
Other currencies	6,397	7,746
Chilean Pesos	74,462	75,443
Trade and other current receivables	794,299	711,678
U.S Dollar	519,863	446,386
Euro	18,860	33,072
Brazilian Real	81,663	55,756
Argentine pesos	24,410	33,130
Other currencies	18,880	24,513
Chilean Pesos	128,301	117,827
U.F.	2,322	994
Accounts receivable from related companies	8,513	8,243
U.S Dollar	27	135
Brazilian Real	4,772	3,654
Chilean Pesos	3,714	4,454
Current Inventories	973,015	900,590
U.S Dollar	860,571	791,271
Brazilian Real	91,676	87,638
Chilean Pesos	20,768	21,681
Current biological assets	295,479	256,957
U.S Dollar	262,502	256,957
Brazilian Real	32,977	—
Current tax assets	44,067	61,174
U.S Dollar	4,073	2,861
Euros	30	14
Brazilian Real	2,317	2,475
Argentine pesos	4,156	5,888
Other currencies	1,525	1,337
Chilean Pesos	31,966	48,599
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	9,015	10,414
U.S Dollar	9,015	10,414

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Total Non Current Assets	11,735,280	11,685,074
Other non-current financial assets	31,481	48,778
U.S Dollar	30,856	48,011
Argentine pesos	625	767
Other non-current non-financial assets	125,929	125,052
U.S Dollar	113,862	113,224
Brazilian Real	8,232	8,707
Argentine pesos	1,532	748
Other currencies	636	643
Chilean Pesos	1,667	1,730
Trade and other non-current receivables	38,533	40,729
U.S Dollar	35,067	35,743
Chilean Pesos	3,416	3,226
U.F.	50	1,760
Investments accounted for using equity method	356,458	349,412
U.S Dollar	124,752	126,564
Brazilian Real	231,706	222,848
Intangible assets other than goodwill	96,708	99,651
U.S Dollar	94,036	95,338
Brazilian Real	2,608	4,241
Chilean Pesos	64	72
Goodwill	89,596	88,141
U.S Dollar	42,956	43,086
Brazilian Real	46,640	45,055
Property, plant and equipment	7,235,772	7,137,467
U.S Dollar	6,529,643	6,457,882
Brazilian Real	697,681	670,269
Chilean Pesos	8,448	9,316
Non-current biological assets	3,605,917	3,635,246
U.S Dollar	3,261,749	3,277,093
Brazilian Real	344,168	358,153
Deferred tax assets	154,886	160,598
U.S Dollar	125,542	138,486
Brazilian Real	28,662	21,321
Other currencies	225	223
Chilean Pesos	457	568

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2014			12-31-2013
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	1,177,072	497,647	1,674,719	1,105,432	576,584	1,682,016
Other current financial liabilities	355,679	494,699	850,378	399,036	494,569	893,605
U.S Dollar	324,584	439,315	763,899	260,159	446,893	707,052
Brazilian Real	7,423	24,638	32,061	11,750	9,332	21,082
Argentine pesos	42	300	342	28,252	504	28,756
Chilean Pesos	957	3,778	4,735	168	886	1,054
U.F.	22,673	26,668	49,341	98,707	36,954	135,661
Bank Loans	316,830	448,360	765,190	262,010	451,282	713,292
U.S Dollar	309,365	423,422	732,787	222,008	441,446	663,454
Brazilian Real	7,423	24,638	32,061	11,750	9,332	21,082
Argentine pesos	42	300	342	28,252	504	28,756
Financial Leases	7,891	22,860	30,751	7,108	19,841	26,949
U.S Dollar	—	34	34	—	62	62
Chilean Pesos	957	3,778	4,735	168	886	1,054
U.F.	6,934	19,048	25,982	6,940	18,893	25,833
Other Loans	30,958	23,479	54,437	129,918	23,446	153,364
U.S Dollar	15,219	15,859	31,078	38,151	5,385	43,536
U.F.	15,739	7,620	23,359	91,767	18,061	109,828
Trade and other current payables	631,411	12	631,423	628,662	2,318	630,980
U.S Dollar	241,971	—	241,971	229,260	—	229,260
Euros	7,787	—	7,787	7,434	—	7,434
Brazilian Real	35,985	—	35,985	30,963	—	30,963
Argentine pesos	24,798	—	24,798	29,102	—	29,102
Other currencies	2,974	—	2,974	3,435	—	3,435
Chilean Pesos	313,564	12	313,576	328,358	12	328,370
U.F.	4,332	—	4,332	110	2,306	2,416
Accounts payable to related companies	12,505	—	12,505	14,406	—	14,406
U.S Dollar	2,051	—	2,051	2,889	—	2,889
Chilean Pesos	10,454	—	10,454	11,517	—	11,517
Other current provisions	8,655	—	8,655	9,696	—	9,696
U.S Dollar	810	—	810	830	—	830
Argentine pesos	7,845	—	7,845	8,866	—	8,866
Current tax liabilities	3,110	72	3,182	3,929	543	4,472
U.S Dollar	701	—	701	424	355	779
Euros	—	—	—	63	—	63
Brazilian Real	1,113	—	1,113	2,581	—	2,581
Argentine pesos	42	—	42	42	—	42
Other currencies	78	—	78	231	—	231
Chilean Pesos	1,176	72	1,248	588	188	776
Current provisions for employee benefits	1,215	2,470	3,685	806	3,008	3,814
Chilean Pesos	1,215	2,470	3,685	806	3,008	3,814
Other current non-financial liabilities	164,497	394	164,891	48,897	76,146	125,043
U.S Dollar	116,699	171	116,870	8,800	74,325	83,125
Brazilian Real	26,838	—	26,838	24,007	—	24,007
Argentine pesos	5,190	—	5,190	5,507	205	5,712
Other currencies	3,439	—	3,439	4,460	—	4,460
Chilean Pesos	12,221	223	12,444	6,002	2	6,004
U.F.	110	—	110	121	1,614	1,735

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2014			12-31-2013
	From 13 months to 5 years	More than 5 years	Total	From 13 months to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	3,154,462	2,575,934	5,730,396	3,089,250	2,677,589	5,766,839
Other non-current financial liabilities	1,696,641	2,396,510	4,093,151	1,675,194	2,481,798	4,156,992
U.S Dollar	1,581,350	1,655,431	3,236,781	1,575,701	1,714,459	3,290,160
Brazilian Real	37,162	23,674	60,836	35,901	22,870	58,771
Argentine pesos	992	—	992	1,106	—	1,106
Chilean Pesos	13,542	—	13,542	3,300	—	3,300
U.F.	63,595	717,405	781,000	59,186	744,469	803,655
Bank Loans	830,840	299,334	1,130,174	822,461	358,301	1,180,762
U.S Dollar	792,686	275,660	1,068,346	785,454	335,431	1,120,885
Brazilian Real	37,162	23,674	60,836	35,901	22,870	58,771
Argentine pesos	992	—	992	1,106	—	1,106
Financial Leases	77,137	—	77,137	62,491	—	62,491
U.S Dollar	—	—	—	5	—	5
Chilean Pesos	13,542	—	13,542	3,300	—	3,300
U.F.	63,595	—	63,595	59,186	—	59,186
Other Loans	788,664	2,097,176	2,885,840	790,242	2,123,497	2,913,739
U.S Dollar	788,664	1,379,771	2,168,435	790,242	1,379,028	2,169,270
U.F.	—	717,405	717,405	—	744,469	744,469
Other non current payables	565	—	565	361	—	361
U.S Dollar	565	—	565	361	—	361
Other non-current provisions	27,424	—	27,424	24,167	—	24,167
U.S Dollar	86	—	86	4	—	4
Brazilian Real	27,207	—	27,207	24,163	—	24,163
Chileans $	131	—	131	—	—	—
Deferred tax liabilities	1,312,129	174,147	1,486,276	1,272,326	189,969	1,462,295
U.S Dollar	1,236,936	101,341	1,338,277	1,272,037	170,265	1,442,302
Brazilian Real	74,933	72,806	147,739	—	19,704	19,704
Other currencies	1	—	1	1	—	1
Chilean Pesos	259	—	259	288	—	288
Non-current provisions for employee benefits	35,495	5,277	40,772	36,685	5,485	42,170
Other currencies	184	—	184	177	—	177
Chilean Pesos	35,311	5,277	40,588	36,508	5,485	41,993
Other non-current non-financial liabilities	82,208	—	82,208	80,517	337	80,854
U.S Dollar	5	—	5	5	—	5
Brazilian Real	80,435	—	80,435	78,672	—	78,672
Argentine pesos	1,486	—	1,486	1,561	337	1,898
Chilean Pesos	277	—	277	274	—	274
U.F.	5	—	5	5	—	5

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	03/31/2014 ThU.S.$	03/31/2013 ThU.S.$
Arauco Do Brasil S.A.	18,251	8,007
Arauco Forest Brasil S.A.	13,935	6,619
Arauco Florestal Arapoti S.A.	5,222	2,226
Arauco Distribución S.A.	(1,199)	339
Alto Paraná S.A.	560	454
Flakeboard Company Limited	(3,295)	(1,681)
Others	(154)	(38)

Total reserve of exhange differences on translation	33,320	15,926

Effect of foreign exchange rates changes

	January-March
	2014 ThU.S.$	2013 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	5,666	(4,083)
Reserve of exchange differences on translation (with Non-controlling interests)	34,613	16,489

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its investment projects, which to the closing date corresponds to the construction of pulp production plant of latest generation in Uruguay, improvements and expansions mainly in Chile, Brazil and Uruguay, in order to determine the amount of borrowing costs to be capitalized as part of property, plant and equipment.

	January - March
	2014 ThU.S.$	2013 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.77%	5.03%
Amount of the capitalized interest cost, property, presented as plant and equipment	7,672	6,241

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Euros, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties related to fuel purchases with Compañía de Petróleos de Chile S.A.

There is neither a provision for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 03-31-2014			% Ownership interest 12-31-2013
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4983	99.9983	1.5000	98.4983	99.9983
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9996	99.9996	—	99.9996	99.9996
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.4319	98.5671	99.9990	1.4319	98.5671	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	12.8141	87.1849	99.9990	12.8141	87.1849	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos	—	57.9502	57.9502	—	57.9502	57.9502
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.1796	98.1796	—	98.1796	98.1796
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	Chilean Pesos	0.0100	99.9890	99.9990	—	—	—
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
—	Euforest S.A.	Uruguay	U.S. Dollar
—	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
—	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
—	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
—	Ongar S.A.	Uruguay	U.S. Dollar
—	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Employee Benefits for Key Management Personnel

	January - March
	2014 ThU.S.$	2013 ThU.S.$
Salaries and bonuses	27,355	22,902
Per diem compensation to members of the Board of Directors	338	474
Termination benefits	1,430	1,017
Total	29,123	24,393

Accounts Receivable from Related Parties

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	50	—
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,620	3,008
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	757	—
Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Brazilian Real	30 days	611	629
Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	—	—	240
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	4,178	3,006
Unilin Flooring Ltda.	—	Common director	EEUU	U.S. Dollar	30 days	10	135
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	—	—	1,201
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	—	—	5
Vale Do Corisco S.A.	—	Associates	Brazil	Real	—	—	16
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associates	Brazil	Real	—	—	3
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	287	—
TOTAL						8,513	8,243

Accounts Payable to Related Parties

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	10,111	9,964
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	330	716
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	—	—	661
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	7	10
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	—	—	37
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	—	—	119
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	3	2
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	U.S. Dollar	—	—	4
Puerto Lirquén S.A.	96.959.030-1	Associated subsidiary	Chile	U.S. Dollar	30 days	1,316	2,041
Compañía Puerto de Coronel S.A.	79.895.330-3	Associated subsidiary	Chile	U.S. Dollar	30 days	730	845
Stora Enso AB	—	Joint Operations	Finland	U.S. Dollar	30 days	4	4
Stora Enso Portugal	—	Joint Operations	Portugal	U.S. Dollar	—	—	3
Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean pesos	30 days	1	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	3	—
TOTAL						12,505	14,406

Related party transactions

Purchases
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	1,070	5,928
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	69	306
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	24,840	101,547
Compañía Puerto de Coronel S.A.	79.895.330-3	Associated subsidiary	Chile	Chilean pesos	Transport and stowage	1,759	7,966
Puerto Lirquén S.A.	96.959.030-1	Associated subsidiary	Chile	Chilean pesos	Port services	1,930	10,012
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	10,726	56,134
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	—	294
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	341	1,684
Puertos y Logística S.A.	82.777.100-7	Associates	Chile	Chilean pesos	Port services	0	339
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	83	387
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	133	349
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	—	258
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	722	1,633

Sales
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	758	39,379
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	6,785	24,990
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Brazilian Real	Wood	1,876	8,503
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	7,709	20,796
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	237	239
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Controlling Parent´s Associate	Chile	Chilean pesos	Electrical Power	1,264	3,783
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	3,583	11,425

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

Merger of forest companies

For the purpose of continuing to optimize processes and adopt the best practices within the Forestry Business’ operations, companies were integrated through a gradual process of mergers. Said task began with the integration of companies Bosques Arauco S.A. and Forestal Valdivia S.A. which with the prior approval of their respective shareholders, merged as of July 1, 2013, operating under the name Forestal Valdivia S.A.

On that same date, Forestal Arauco S.A. was split-off, creating a new entity called Forestal Viñales S.A., to which shares in Forestal Celco S.A. were contributed.

As of September 1, 2013, Forestal Arauco S.A. merged and absorbed Forestal Valdivia S.A., a transaction which generated a tax gain (Income Tax Act, Article 31, No. 9), of ThU.S.$99,437, and resulted in a deferred tax asset of ThU.S.$ 19,887 (See Note 6).

On November 1, 2013, Celulosa Arauco y Constitución S.A. absorbed Forestal Viñales S.A., generating, as a result of the transaction, a capital increase of MUS$442 equal to 7,209 shares, corresponding to Empresas Copec S.A.’s participation.

On December 1 of 2013, the new Forestal Arauco S.A. was merged with Forestal Celco S.A., thus resulting in most of Arauco’s foresty assets to be grouped under a single entity. With this merger the unification process for Chile’s main forestry companies was concluded.

This restructuring has been registered as an under common control transaction. (See Note 1K)

Investments

On March 27, 2014 the company Servicios Aereos Forestales Ltda was established with contributions to pay Inversiones Arauco Internacional Ltda ThUS$25,997.4 and Celulosa Arauco y Constitución S.A. ThUS$2.6. This company’s main objective is the provision of air transportation services for passengers and cargo, forest patrol, photography, advertising, magnetic survey, all by own and others aircraft and perform maintenance of aeronautical products.

On January 1, 2013, the company Arauco Panels Canada ULC merged with its subsidiary Flakeboard Company Ltd., existing no effect on results due to this operation.

Arauco carried out the initial recording of the acquisition of Flakeboard Company Limited in 2012 based on the information that was available as of that date and performing a preliminary determination of the allocation of the fair value in this Company’s acquisition. As of the closing of September 2013, the determination of the fair values of the assets acquired and liabilities assumed was concluded and resulted in the final allocation being retroactively applied in the consolidated financial statements as of December 31, 2012, in accordance with the requirements of IFRS 3. See Note 2 for the effects of this change.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The detail of the recorded valuation is the following:

Th.U.S$
Fair value of net assets acquired, determined at the date of acquisition	242,502
Value of the consideration given at the beginning	242,502
Proportional goodwill determined at December 31, 2012	0
Adjustment to the amounts of fair value of net assets acquired	40,477
Goodwill at the end of the measurement period	40,477

The following tables exposed the fair values at the date of acquisition of the assets and liabilities acquired in 2012 whose final fair value was determined in 2013:

ARAUCO PANELS CANADA ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	38,089
Inventories	44,444
Property, plant and equipment	222,083
Intangible assets other than goodwill	84,300
Goodwill	40,477
Other assets	8,527
Total Assets	490,347
Deferred taxes	11,282
Financial liabilities, current and non-current	189,129
Trade payables	47,434
Total Liabilities	247,845

The following table sets forth the amounts of revenue and profits or losses recognized from the date of acquisition by investment in Arauco Panels Canada ULC (now Flakeboard Company Ltd.)

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

The following table sets forth the revenue and recognized results as if the acquisition date had been as of the beginning of the annual investment in Arauco Panels Canada ULC (now Flakeboard Company Ltd.):

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At March 31, 2014, there are no new investments in associates to report.

The following tables set forth information about Investments in associates as of March 31, 2014 and December 31, 2013, respectively:

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	03-31-2014	12-31-2013
Carrying amount	ThU.S.$ 63,773	ThU.S.$ 64,285

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	03-31-2014	12-31-2013
Carrying amount	ThU.S.$ 37,384	ThU.S.$ 38,522

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	03-31-2014	12-31-2013
Carrying amount	ThU.S.$ (213)	ThU.S.$ 324

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	03-31-2014	12-31-2013
Carrying amount	ThU.S.$ 33,298	ThU.S.$ 31,753

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	03-31-2014	12-31-2013
Carrying amount	ThU.S.$ 113	ThU.S.$ 113

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	03-31-2014	12-31-2013
Carrying amount	ThU.S.$ 183	ThU.S.$ 345

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	48.9912%
	03-31-2014	12-31-2013
Carrying amount	ThU.S.$ (18,580)	(ThU.S.$ 15,453)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%	43.0500%
	03-31-2014	12-31-2013
Carrying amount	ThU.S.$ 193,571	ThU.S.$ 186,628

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

03-31-2014
	Assets
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	69,328	17	2,269	115,767	9,527	16,438	1,802	1,156	216,304
Non-current	321,402	74,850	1,449	57,757	136,905	503,140	2,020	684	1,098,207
Total	390,730	74,867	3,718	173,524	146,432	519,578	3,822	1,840	1,314,511

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	9,824	83	3,086	32,655	164,466	9,769	2,223	1,387	223,493
Non-current	66,392	15	1,699	0	19,885	114,766	684	0	203,441
Equity	314,514	74,769	(1,067)	140,869	(37,919)	395,043	915	453	887,577
Total	390,730	74,867	3,718	173,524	146,432	519,578	3,822	1,840	1,314,511
Revenues	18,231	—	1,057	43,652	70	12,387	2	—	75,399
Expenses	(20,102)	(2,373)	(946)	(41,614)	(5,118)	(7,792)	(238)	—	(78,183)
Profit or loss	(1,871)	(2,373)	111	2,038	(5,048)	4,595	(236)	—	(2,784)

12-31-2013
	Assets
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	65,928	17	1,120	103,480	10,319	14,335	5,053	1,156	201,408
Non-current	324,605	77,120	4,310	58,464	131,689	484,619	1,363	684	1,082,854
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	18,842	83	2,109	27,928	152,200	7,450	228	1,387	210,227
Non-current	54,654	11	1,699	—	21,344	110,631	4,464	—	192,803
Equity	317,037	77,043	1,622	134,016	(31,536)	380,873	1,724	453	881,232
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

03-31-2013
Revenues	22,272	—	1,036	40,849	3,646	4,363	1,233	56	73,455
Expenses	(16,224)	(625)	(1,118)	(38,896)	(25)	(518)	(1,375)	(56)	(58,837)
Profit or loss	6,048	(625)	(82)	1,953	3,621	3,845	(142)	—	14,618

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Opening balance as of January 1	349,412	382,427
Changes
Investments in associates, Additions	—	334
Share of profit (loss) in investment in associates	(1,404)	5,657
Share of profit (loss) in investment in joint ventures	525	603
Dividends Received, Investments in Associates	—	(17,074)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	5,969	(32,060)
Other increase (decrease) in investment and associates and joint ventures	1,956	9,525
Total changes	7,046	(33,015)
Ending balance	356,458	349,412

	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Carrying amount of associates accounted for using equity method	328,322	321,970
Carrying amount of joint ventures accounted for using equity method	28,136	27,442
Total investment accounted for using equity method	356,458	349,412

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of March 31, 2014, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$18,386 (ThU.S.$103,196 as of December 31, 2013) to two Uruguayan joint arrangements in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This transaction had no effect on the consolidated statement of income.

Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, the purpose of which is to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which is located at the town of Punta Pereira, Province of Colonia, Uruguay.

As of the closing of these financial statements, Arauco has committed to “Montes del Plata” in capital contributions 10.9 million Euros (equivalent to U.S.$15 million) and U.S.$24 million in loans.

Investments in Uruguay are joint operations because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments, and since there is a contractual commitment for the sale of the entire pulp production to be generated from the future plant to Arauco and Stora Enso in the proportion each entity’s 50% ownership interest. Arauco has recognized the assets, liabilities, income and expenses relating to its ownership percentage from January 1, 2012, in accordance with IFRS11.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

Celulosa y Energía Punta Pereira S.A. (Uruguay)	03-31-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	74,488	414,787	63,009	292,869
Non-current	2,076,013	1,053,482	2,003,894	1,109,329
Equity		682,232		664,705
Total Joint Agreement	2,150,501	2,150,501	2,066,903	2,066,903

Investment	341,116		332,353

	03-31-2014 ThU.S.$	03-31-2013 ThU.S.$
Income	2,018	3,325
Expenses	(11,102)	(6,969)
Joint Agreement Net Income (Loss)	(9,084)	(3,644)

Forestal Cono Sur S.A.(consolidated)	03-31-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,501	23,883	14,480	14,127
Non-current	168,225	609	172,540	2,076
Equity		170,234		170,817
Total Joint Agreement	194,726	194,726	187,020	187,020

Investment	85,117		85,409

	03-31-2014 ThU.S.$	03-31-2013 ThU.S.$
Income	580	6,986
Expenses	(1,164)	(1,289)
Joint Agreement Net Income (Loss)	(584)	5,697

Eufores S.A.(consolidated)	03-31-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	134,409	408,898	131,068	383,978
Non-current	674,834	21,748	682,695	35,852
Equity		378,597		393,933
Total Joint Agreement	809,243	809,243	813,763	813,763

Investment	196,884		201,016

	03-31-2014 ThU.S.$	03-31-2013 ThU.S.$
Income	16,685	21,817
Expenses	(32,021)	(18,427)
Joint Agreement Net Income (Loss)	(15,336)	3,390

Zona Franca Punta Pereira S.A. (Uruguay)	03-31-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	11,338	150,026	20,179	129,029
Non-current	413,266	85,345	382,859	87,451
Equity		189,233		186,558
Total Joint Agreement	424,604	424,604	403,038	403,038

Investment	94,617		93,279

	03-31-2014 ThU.S.$	03-31-2013 ThU.S.$
Income	5,163	1,556
Expenses	(2,488)	(1,418)
Joint Agreement Net Income (Loss)	2,675	138

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint ventures:

Unilin Arauco Pisos Ltda.	03-31-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	9,689	5,787	8,548	4,753
Non-current	5,807	35	5,173	33
Equity		9,674		8,935
Total Joint Agreement	15,496	15,496	13,721	13,721

Investment	4,837		4,546

	03-31-2014 ThU.S.$	03-31-2013 ThU.S.$
Income	2,874	2,037
Expenses	(2,471)	(2,787)
Joint Agreement Net Income (Loss)	403	(750)

Eka Chile S.A.	03-31-2014		12-31-2013
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	27,261	6,346	26,596	6,541
Non-current	29,660	3,978	29,853	3,957
Equity		46,597		45,951
Total Joint Agreement	56,921	56,921	56,449	56,449

Investment	23,299		22,975

	03-31-2014 ThU.S.$	03-31-2013 ThU.S.$
Income	10,795	16,307
Expenses	(10,147)	(15,355)
Joint Agreement Net Income (Loss)	648	952

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

As of March 31, 2014 there is still a balance of impairment provision of machinery and equipment of ThUS$ 688 due to the closure of the Plant Board lines Curitiba (Brazil) at the end of 2011.

As of March 31, 2014, In the period 2014, there are no new provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of March 31, 2014 and December 31, 2013 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	03-31-2014	12-31-2013
Information relevant to the sum of all impairment	ThU.S.$ 5,779	ThU.S.$ 5,386

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

As of the date of these financial statements, the balance of Goodwill is ThU.S.$ 89,596 (ThU.S.$ 88,141, at December 31, 2013), of which ThU.S.$ 40,142 was mainly generated by the acquisition of “Flakeboard” (see Note 14) and ThU.S.$ 46,640 (ThU.S.$ 45,055 at December 31, 2013) by the investment in Arauco do Brasil S.A.. Both values were assigned to the panel segment.

The goodwill generated by the investment in Arauco do Brasil S.A. was allocated to the panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil.

The change in the balance of goodwill is due solely to the exchange difference on foreign currency translation. Therefore, there has been no increase in the provision of impairment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

Celulosa Arauco y Constitución S.A.

1. On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitución S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have been submitted, most of which were against the Company’s position. On September 5, 2011, observations regarding the experts’ reports were presented. The inspection by the Court was held on the 13, 14 and 15 of March 2012. On March 13, 2013 the Court ordered the parties to hear judgment.

Subsequently, on March 26, 2013, the Court summoned the parties to two settlement hearings, which were conducted without favorable results. Subsequently, Celulosa Arauco y Constitución S.A. proposed a settlement offer which was not accepted.

On July 27, 2013, the first definitive ruling was issued in favor of the claim, with court expenses, ordering that the Company execute (at its own cost) the following measures in order to preserve the Nature Sanctuary:

1)	To perform a study of the current status of the Wetland, through an interdisciplinary team comprised of various experts in the fields of biology, chemistry and physics, for which it must create an independent committee in which the parties participate, for a term that shall not exceed one year. The studies shall include the status of water and the Wetland’s flora and fauna.

2)	The creation of an artificial wetland, as a sentinel controlled environment, with representative species of the Río Cruces wetland, which receive the first impact of the discharge of riles, which shall be located immediately after the tertiary treatment and before their discharge into the Río Cruces.

3)	The performance of a continuous environmental monitoring program by the Company, for a period that shall not be less than 5 years, and shall be conducted in accordance with the environmental assessment conditions set forth in RCA 279/98 and its subsequent amendments.

4)	The creation of a Wetlands Investigation Center, pursuant to what was proposed by the Company.

5)	Community development programs related to the Wetland in the manner that was proposed by the Company.

With regard to monetary damages, the ruling ordered the Company to pay in the compliance stage, however the form and amount of the payments were not determined.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The ruling was communicated to the Company on August 9, 2013. After a thorough analysis of the ruling, Celulosa Arauco y Constitución S.A. decided not to appeal. This decision was made as it would allow the creation of the conditions for commencing the implementation of the measures in favor of the Wetland, without waiting for further judicial terms.

Currently, the decision is binding and conclusive, and all personal and court expenses have been paid.

Whit regard to damages, the State Defense Council and the Company reached an agreement on the amount thereof, an amount equivalent to $2,600 million Chilean pesos, payable to the State in April 2014.

The referred amount would be in addition to the $2,600 million Chilean pesos (ThU.S.$ 4,956) that the Company has committed to and will spend to finance the implementation of the community development programs ordered by the decision, which shall be to the benefit of the community.

On April 7, 2014 the parties notified the Court of this agreement, which was approved by the Court on April 8, 2014.

The amount of $5,200 million Chilean pesos (ThU.S.$9,434 as of March 31, 2014) corresponding to the sum indicated in the preceding paragraphs, is recognized in the financial statements of Arauco at end of 2013.

Arauco, the State Defense Council and an interdisciplinary committee are working on measures to preserve the Nature Sanctuary listed in points 1) to 4). While the form to carry out the measures is finalized, the associated costs will be determined and will be disbursed gradually beginning in 2014. For example, the measure indicated in the previous section “1” was ordered to the Universidad Austral de Chile.

2. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. This case is currently pending.

3. On June 22, 2011 the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. The probationary period was finished, and only letters addressed to several authorities need to be answered.

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Amounts in thousands of U.S. dollars, except as indicated

4. On December 20, 2012, the Company was notified of a civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant. The settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in river streams, risks related with truck transit and forest fire risks.

On December 27, 2012, the Company requested and obtained from the Court that the lawsuit be treated as ordinary and not summary proceedings. Currently the case is in the preliminary stage of evidence gathering, having already exhausted the discussion period.

Alto Paraná S.A.

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (hereafter “APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 Argentine Pesos including capital (ThU.S.$ 52,225 at March 31, 2014), compensatory interest, and fines for omission. On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$ 735 at March 31, 2014).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

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Amounts in thousands of U.S. dollars, except as indicated

On May 13, 2010, the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the surety insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine Pesos (equivalent to ThU.S.$ 79,182 as of March 31, 2014), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, APSA received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various legal procedural remedies available. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation. On May 6, 2013, APSA was notified of the decision of the Court of Appeals that, as of April 23, 2013 granted the ordinary appeal to the Supreme Court of Justice of the Nation and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, APSA was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, APSA submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the Company was notified on June 28, 2013. On August 5, 2013, the file was awarded to the Judicial Secretariat No. 7 (specialized in tax matters).

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the Company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination.

(ii)Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$ 1,305 at March 31, 2014) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, APSA filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected it on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$204 at March 31, 2014), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied APSA’s appeal. On April 26, 2010 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that

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Amounts in thousands of U.S. dollars, except as indicated

the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Alto Paraná S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Alto Paraná S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the Company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling stating that Alto Paraná S.A. should continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 and, as of the date of the current financial statements, ThU.S.$25,322 in exportation duties have been guaranteed. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The Company maintains an assignment of funds equivalent to ThU.S.$20,144 in connection to the aforementioned export duties, as detailed in the commercial accounts payable and other regular accounts payable item.

The export duties paid by the Company while the benefit was suspended were allocated to the results of each financial year. As of this date, the Company has submitted a claim against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. APSA then proceeded to establish the required guarantees, which—as of the date of these financial statements—amount to $118,699,904 (equivalent to ThU.S.$14,834 at March 31, 2014).

APSA believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

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Amounts in thousands of U.S. dollars, except as indicated

3. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16th Secretariat.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim. At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

4. On December 6, 2013, Alto Paraná S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014 the provided BCRA was notified that was presented the disclaimers and opened the teaser test.

As of the date of issuance of these financial statements, in the opinion of the Company´s legal advisors, the likelihood in obtaining a favorable outcome (that is to say, no fines imposed) is high, given the solid defense arguments raised by APSA and the judicial background related to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010. In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (“IRPJ”) and the Brazilian Social Contribution on Net Profits (“CSL”) during 2010.

On December 11, 2012, Arauco do Brasil filed an objection to cancel the Infraction Notice before the Judgment Office of the Brazilian Revenue Service, first administrative level. As of the date of this annual report, judgment in respect of this objection remains pending. The Company believes that its objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

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Amounts in thousands of U.S. dollars, except as indicated

Forestal Celco S.A.

1. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7610-2012. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. On March 19, 2014, a settlement was achieved between the plaintiff and the defendant, Forestal Celco S.A., terminating the trial only with regards to these two parties, maintaining the proceedings against Cooperativa Eléctrica Chillán. On May 7, 2014 Supreme Court received the resource of cassation in the form, annulling the failure, and in his replacement resolved to receive partially the demand condemning the defendant Cooperativa Eléctrica de Chillán Ltda to pay plaintiff $1.289.362.828 plus readjustments and interests as indicates the judgment, figure which must be discounted the already paid by Forest Celco S.A.

2. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A. The case was filed as Case N°4.860-2010 in the Second Civil Court of Chillán.

On January 10, 2012, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly the sum of $288,479,831. Both defendants contested the ruling. On June 4, 2013, the Court of Appeals of Chillán revoked the sentence, deciding to reject the claim in all its parts. On June 21, 2013, the plaintiff submitted a Casation Appeal for annulment, based in the inobservance to both procedural and legal provisions. Currently, the declaration of admissibility for these proceedings is pending before the Supreme Court. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on July 10, 2013, under case file No. 4,553-2013. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. On March 19 of 2014, a settlement was achieved between the plaintiff and the defendant, Forestal Celco S.A., terminating the trial only with regards to these two parties, maintaining the proceedings against Cooperativa Eléctrica Chillán Limitada. On May 7, 2014 Supreme Court received the resource of cassation in the form, annulling the failure, and in his replacement resolved to receive partially the demand condemning the defendant Cooperativa Eléctrica de Chillán Ltda to pay plaintiff $205.148.111 plus readjustments and interests as indicates the judgment, figure which must be discounted the already paid by Forest Celco S.A.

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Amounts in thousands of U.S. dollars, except as indicated

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “Lierencillo” which they call “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return such estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. The case was known by the Court of Appeals of Talca, under court registration number 267-2012, for a ruling regarding the appeal submitted by the defendant, who is also a counterclaiming plaintiff.

On March 17, 2014, the Court of Appeals revoked the first instance sentence upholding the counterclaim for vindication, declaring that the counterclaimants are the sole owners of the Macaco real property, of 61.32 hectares. On April 3 of 2014, Forestal Celco S.A. contested the ruling through the submittal of cassation appeals both in consideration to substantial and procedural matters. The forwarding of the case files for these proceedings to the Supreme Court are currently pending.

4. On September 11, 2012, Forestal Celco S.A. was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28, 1994, regarding the property called “Loma Angosta”, which occupies an area of 281,89 hectares. As part of the claim, Forestal Celco S.A. was also sued for damages. The lawsuit was filed by Mr Julián Eduardo Rivas Alarcón, on behalf of Mrs Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012. On October 4, 2012, Forestal Celco S.A. submitted before the court a relative incompetence defense. On October 10, 2012, the other co-defendant also filed a defense arguing the Court’s relative incompetence. The Court’s decision on both defenses is currently pending. On October 4, 2012 Forestal Celco S.A. opposed dilatory exception of relative incompetence. Dated October 10, 2012, the other defendant also objected dilatory exception of lack of jurisdiction. Both exceptions are pending resolution by the Court. On August 1, 2013, the Court decided to dismiss the motions to correct the proceedings on formal grounds submitted by both defendants—additionally sentencing them to pay court costs—a ruling that was appealed by Forestal Celco S.A. In parallel, on August 7, 2013, Forestal Celco S.A. filed a motion to declare the proceedings abandoned, a request that was rejected by the Court on August 8, 2013, by way of a resolution that was appealed by Forestal Celco S.A. The Court of Appeals confirmed the dismissal of the dilatory pleas and the motion to adjudge procedural abandonment. On August 13, 2013, Forestal Celco S.A. answered the claim, requesting that it be rejected. The case is pending at first instance.

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5. On January 4, 2013, Forestal Celco S.A. was served with a civil claim by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A. A conciliation hearing was held without any resolution. On January 24, 2014, the order to produce evidence was issued. Reconsideration appeal was brought against such order. Such appeal has not been decided upon. Role 180-2012 of the Civil Court of Constitución.

6. On December 21, 2013, Forestal Celco S.A. was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Domínguez, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo and Brian Esteban Machuca Gajardo, in case docket No. C-7008-2013, before the First Civil Court of Chillán. The plaintiffs demand compensation for the physical and moral damages arising from the fall of a 20 meter tall tree, which allegedly was located on a property of the defendant, on their vehicle when they were travelling through Route 160 towards Laraquete in the Eighth Region. This event occurred on January 3, 2010. Currently, the defendant brought dilatory pleas, which were accepted by Court and therefore the plaintiffs must rectify or correct the failings in their complaint.

7.On September 4, 2013, Forestal Arauco S.A., now Forestal Celco was notified of a civil damages claim for alleged non-compliance with contractual obligations, filed by Mr. José René Campos Castillo, Ms. Guadalupe del Carmen Gallardo Rivas, Mr. Iván Patricio Campos Gallardo, Ms. Elizabeth del Carmen Campos Gallardo, Mr. Remigio Pedreros Catril, Ms. Rosa Eudolia García Díaz, Mr. Edgardo Remigios Pedreros García, Ms. Marianela Judelina Pedreros García, Mr. Jorge Antonio Petit-Laurent Pries, Ms. Ida Haydeé Sáez Arriagada, Mr. Jaime Antonio Petit-Laurent Sáez and Mr. Víctor Mauricio Petit-Lauren Sáez against Empresa de Transportes y Servicios Forestales Trayenko Ltda. and Forestal Arauco S.A. The claim sought for the defendant companies to be held jointly and severally liable or jointly liable in equal proportions, or in the proportion established by the Court, or in lieu thereof, to hold only the latter company liable for the payment of non-monetary damages suffered by the relatives identified in the claim. Based on the claim, a mechanical failure, among other reasons, resulted in the death of Mr. Víctor Campos Gallardo, Mr. Danilo Pedreros García and Mr. Emilio Joaquín Petit-Laurent Sáez (the driver and occupants of a truck that overturned) due to a traffic accident that occurred on September 10, 2009, in the Curaquilla Intersection, borough of Arauco.

The claim was filed before the Civil Court of Arauco (Case File No. C-371-2013). Forestal Arauco appeared in the trial presenting a motion to annul all proceedings, as well as, a motion to amend the proceedings as per N°6 of Article 303 of the Civil Procedures Code. The Court admitted both motions and suspended the main proceedings while the motions were addressed, opening a term for evidence for the first of said motions. Forestal Arauco filed a reconsideration appeal with respect to this ruling. Concurrently, the main defendant answered the claim directly. The resolution of the motions is still pending.

8. On October 26, 2012, Forestal Valdivia S.A., now Forestal Celco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal

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Valdivia S.A. without legal title. On January 14, 2013, the Company filed a response requesting the rejection of this claim. The ordinary term for providing evidence has expired as of this date. Certain evidentiary proceedings requested by the parties during the ordinary term for providing evidence are still pending and they will be carried out to the extent authorized by the Court. On March 13 of 2014, the Court issued a first instance ruling rejecting the claim. On March 31 of 2014 the plaintiff appealed the first instance ruling through the submittal of a cassation appeal with regards to procedural aspects for before. The Court of Appeals of Temuco, under file number 295-2014, dated May 5, 2014 cassation appeals were declared admissible in the form and appeal. Currently it is pending that issuance of the resolution that orders the presentation of the case before the court.

9. On November 17, 2003, Bosques Arauco S.A., now Forestal Celco S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate property profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which are allegedly occupied by Bosques Arauco S.A. in blatant disregard of her property interest. On June 6, 2008, the first decision was issued, rejecting the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, ruling in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the ruling’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant, in addition to compensation for the alleged moral harm personally experienced by her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the grounds that the alleged harm and suffering was not part of the judicial proceedings and that therefore was not part of the final judgment. This application has not yet been resolved by the court.

On July 10, 2013 Bosques Arauco S.A. appropriated the amount sued for in property damages and on July 15, 2013, the Court recorded that appropriation.

10. In 1999, Bosques Arauco S.A., now Forestal Celco S.A., was notified of a property recovery claim filed by Ms. Silvia Aurora Escalona Fernández, Mr. Nazario Israel Escalona Fernández and Mr. Carlos Alfonso Escalona Fernández, who demanded the restitution of a portion of land equal to 426.93 hectares located within a larger rural property named Cerro Alto y Las Ánimas, located in the borough of Los Álamos, with a total surface of 505.27 hectares. The claimants have reserved their right to discuss damages for deterioration and products for a later stage in the trial. The claim ultimately requested the court to declare that the claimants are the exclusive and lawful owners of the land named Cerro Alto y Las Ánimas in its entire surface, and, in lieu thereof, in the area determined by the court. The claim was filed before the Civil Court of Lebu, under Case File Number C-16,073-1999. The defendant responded to the claim noting that the facts presented in said claim were untrue, and that the claimant only had rights and actions over a lot of forty blocks, Bosques Arauco S.A. being the exclusive owner of the land known as Cuyinco Alto, with an aggregate surface of 4,800 hectares. On April 29, 2013, the Court issued its decision wholly dismissing the claim. On June 21, 2013, the claimant appealed the judgment by way of an ordinary appeal and a cassation appeal on formal grounds. As of October 11, 2013, both appeals are awaiting their hearing before the Court of Appeals of Concepción (Case Docket No. 1,229-2013).

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11. On October 8, 2013, Bosques Arauco S.A., now Forestal Celco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On November 21, 2013, the claim was answered. The plaintiff did not submit a rejoinder. The defendant submitted its rejoinder. On March 18 of 2014 the conciliation hearing was conducted with no results. The resolution ordering the submission of evidence is currently pending.

12. On December 21, 2013, Forestal Celco S.A. was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Ortéga, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo, and Brian Esteban Machuca Gajardo, before the First Civil Court of Arauco (Case Docket No. C-500-2013). The plaintiffs demand physical and moral damages arising from the fall of a 20 meters height tree, which allegedly was placed in a property of the defendant, over their vehicle, when they were travelling through Route 160 towards Larquete in the Eighth Region, which took place on January 3, 2010. Currently the defendant submitted its dilatory defenses, which were upheld, therefore, the plaintiff shall correct the defects present in its claim.

13. On March 25 of 2014, Forestal Arauco S.A (currently Forestal Celco S.A.) was notified of a civil claim for compensation of damages in connection with an alleged tort liability claim, submitted by Mr. Mauricio Chacón Gómez on behalf of Mrs Edita del Carmen Cisterna Fernández, Mr. José Luis Salas Ciestera and Mr. Sergio Hernán Vasquez Muños, in proceedings under File No. C-38-2014 of the Civil Court of Arauco. The plaintiffs request a compensation for the alleged material and moral damages they experienced as a result of the fire that took place on December 1 of 2013 in the El Piure, Llico, Rumena and Lavapaie sectors of the borough of Arauco, which would have allegedly been originated in the Quinguen estate owned by Forestal Arauco S.A., in the moment in which the company’s staff was performing duties within said estate. On April 14 of 2014 the defendant opposed its dilatory defenses. Currently that decisions with regards to the submitted defenses is pending, without the defendant issuing any comments or rebuttal in connection to same, with the expiration of the legal term to do.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Aserraderos Arauco S.A.

On January 30, 2014, Aserraderos Arauco S.A. was served with a damages claim based on alleged tort liability on grounds of shared or combined negligence, lodged by Messrs. Marilyn Jane Medina Fuentes, Griselott Yazmin Villegas Medina, José Manuel Villegas Medina and Yerman Leandro Villegas Medina, surviving spouse and sons, respectively, of the late subcontracted worker Mr. Roberto Villegas Medina, employe of the subcontractor Company Recursos Humanos Sergall Ltda., who passed away on his way to the hospital of Curanilahue as a consequence of an accident that had occurred at the Station located at the Horcones complex (borough of Arauco) in the early morning on February 27, 2010, day of the earthquake that struck the central-southern area of Chile. The lawsuit was brought against Productora de Maderas Paranal Ltda. and Aserraderos Arauco S.A., and seeks the compensation of physical or pecuniary damages (loss of profits), as well as of moral (non-punitive) damages. As a result, in the event that the lawsuit is dismissed, the same is brought against the Asociación Chilena de Seguridad (ACHS). (File C-506-2013 of the Civil Court of Arauco). Currently the proceedings are awaiting a decision with regards to the dilatory defenses submitted by Recursos Humanos Segal Ltda. and the decision of a nullity incident submitted by Asociación Chilena de Seguridad, also awaiting the acknowledgement of the submission of the dilatory exceptions submitted by Asseraderos Arauco S.A.

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (“Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. The Inspector issued a report. The Company submitted observations to the report of the Inspector. On April 30, 2014 an order to produce evidence was reported. On May 7, 2014 the Company filed an administrative appeal against the order to produce evidence. Pending resolution.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of March 31, 2014 and December 31, 2013 are as follow:

Classes of Provisions	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Provisions, Current	8,655	9,696
Provisions for litigations	8,655	9,696
Provisions, non-Current	27,424	24,167
Provisions for litigations	8,627	8,710
Other provisions	18,797	15,457

Total Provisions	36,079	33,863

	03-31-2014
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	918	2,474	3,392
Used provisions	(854)	—	(854)
Increase (decrease) in foreign currency exchange	(1,169)	654	(515)
Other Increases (Decreases)	(19)	212	193
Total Changes	(1,124)	3,340	2,216
Closing balance	17,282	18,797	36,079

	12-31-2013
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,846	8,614	22,460
Changes in provisions
Increase in existing provisions	12,903	8,575	21,478
Used provisions	(5,183)	—	(5,183)
Increase (decrease) in foreign currency exchange	(3,009)	(1,732)	(4,741)
Other Increases (Decreases)	(151)	—	(151)
Total Changes	4,560	6,843	11,403
Closing balance	18,406	15,457	33,863

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	03-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Intangible assets, net	96,708	99,651
Computer software	16,430	17,004
Water rights	5,442	5,422
Customer	67,917	70,054
Other identifiable intangible assets	6,919	7,171
Classes of intangible Assets, Gross	132,953	135,790
Computer software	41,386	43,197
Water rights	5,442	5,422
Customer	77,832	78,800
Other identifiable intangible assets	8,293	8,371
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(36,245)	(36,139)
Accumulated amortization and impairment, intangible assets	(36,245)	(36,139)
Computer software	(24,956)	(26,193)
Customer	(9,915)	(8,746)
Other identifiable intangible assets	(1,374)	(1,200)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2014
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	17,004	5,422	70,054	7,171	99,651
Changes
Additions	3,615	—	—	18	3,633
Amortization	(2,096)	—	(1,260)	(187)	(3,543)
Increase (decrease) in foreign currency conversion	(2,094)	20	(877)	(83)	(3,034)
Others Increases (Decreases)	1	—	—	—	1
Changes Total	(574)	20	(2,137)	(252)	(2,943)
Closing Balance	16,430	5,442	67,917	6,919	96,708

	12-31-2013
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	14,467	5,114	77,454	8,199	105,234
Changes
Additions	5,870	19	—	—	5,889
Disposals	(335)	—	—	(4)	(339)
Amortization	(3,917)	—	(5,158)	(761)	(9,836)
Increase (decrease) in foreign currency conversion	912	—	(2,242)	(259)	(1,589)
Others Increases (Decreases)	7	289	—	(4)	292
Changes Total	2,537	308	(7,400)	(1,028)	(5,583)
Closing Balance	17,004	5,422	70,054	7,171	99,651

The amortization of customer base and computer software is presented in the Consolidated Statements of Income line item Administrative Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise of forestry plantations, mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 1 million hectares are used for forestry planting, 390 thousand hectares are native forest, 179 thousand hectares are used for other purposes and 62 thousand hectares not yet planted.

As of March 31, 2014, the production volume of logs totaled 4.8 million cubic meters (4.9 million cubic meters as of March 31, 2013).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes own information of Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantation expectations are projected based on a net decrease total volume, with a minimum growth equivalent to the current supply demand.

- Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item Other income within the consolidated statement of income. Changes in fair value of biological assets were ThU.S.$66,613 at March 31, 2014 (ThU.S.$67,609 at March 31, 2013). As a result of measuring biological assets at its fair value a higher cost of sales of ThU.S.$48,330 at March 31, 2014 (ThU.S.$46,046 at March 31, 2013).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

- The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(114,760)
	-0.5	121,685
Margins (%)	10	400,869
	-10	(400,869)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the consolidated statement of income under line items “other income” and “other expenses”, as appropriate.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with Company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in association with Stora Enso, which are recognized in the consolidated financial statements under the equity method of accounting. Accordingly, in accordance with IFRS11, Arauco recognizes the assets, liabilities, income and expenses relating to their ownership percentage (see Note 16).

Detail of Biological Assets Pledged as Security

As of March 31, 2014, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	03-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Current	295,479	256,957
Non-current	3,605,917	3,635,246
Total	3,901,396	3,892,203

Reconciliation of carrying amount of biological assets

Movement	03-31-2014 ThU.S.$
Opening Balance	3,892,203
Changes in Biological Assets
Additions	36,278
Decreases due to Harvest	(75,351)
Gain (losses) arising from changes in fair value less costs to sale	66,613
Increases (decreases) in Foreign Currency Translation	12,701
Loss of forest due to fires	(30,178)
Other Increases (decreases)	(870)
Total Changes	9,193
Closing Balance	3,901,396

Movement	12-31-2013 ThU.S.$
Opening Balance	3,873,070
Changes in Biological Assets
Additions	161,459
Decreases due to Sales	(10,688)
Decreases due to Harvest	(342,227)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale Held For Sale	269,671
Increases (decreases) in Foreign Currency Translation	(49,405)
Loss of forest due to fires	(7,904)
Other Increases (decreases)	(1,773)
Total Changes	19,133
Closing Balance	3,892,203

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Detail information of disbursements related to the environment

At March 31, 2014 and December 31, 2013, Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

03-31-2014		Disbursements undertaken 2014				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	—	Assets	Property, plant and equipment	3,957	2014
Arauco Do Brasil S.A.	Environmental improvement studies	In process	77	Expense	Administration expenses	6,281	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,863	Assets	Property, plant and equipment	3,808	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,515	Assets	Property, plant and equipment	10,492	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	591	Assets	Property, plant and equipment	9,377	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	10,768	Expense	Operating cost	16,948	2014
Alto Parana S.A.	Construction emisario	In process	14	Assets	Property, plant and equipment	744	2014
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	49	Assets	Property, plant and equipment	1,674	2014
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	405	Assets	Property, plant and equipment	0
Paneles Arauco S.A.	Environmental improvement studies	In process	85	Assets	Property, plant and equipment	4,647	2014
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	352	Expense	Operating cost	1,065	2014
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	87	Expense	Administration expenses	347	2014
Forestal Celco S.A.	Environmental improvement studies	In process	185	Expense	Administration expenses	855	2014
Aserraderos Arauco S.A	Environmental improvement studies	In process	602	Assets	Property, plant and equipment	569	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	—	Assets	Property, plant and equipment	1,200	2014
Forestal los Lagos S.A	Environmental improvement studies	In process	44	Expense	Operating cost	240	2014
		TOTAL	17,637			62,204

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

12-31-2013		Disbursements undertaken 2013				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	243	Assets	Property, plant and equipment	925	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,524	Assets	Property, plant and equipment	7,620	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,293	Assets	Property, plant and equipment	2,024	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,945	Assets	Property, plant and equipment	33	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	21,838	Expense	Operating cost	0	0
Alto Parana S.A.	Construction emisario	In process	8	Assets	Property, plant and equipment	758	2014
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	213	Assets	Property, plant and equipment	1,723	2014
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,326	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	69	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	218	Expense	Administration expenses	153	2014
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,480	Expense	Operating cost	108	2014
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	317	Expense	Administration expenses	15	2014
Forestal Celco S.A.	Environmental improvement studies	In process	855	Expense	Administration expenses	793	2014
Aserraderos Arauco S.A	Environmental improvement studies	In process	196	Assets	Property, plant and equipment	5,330	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	925	Assets	Property, plant and equipment	1,200	2014
Forestal los Lagos S.A	Environmental improvement studies	In process	217	Expense	Operating cost	209	2014
		TOTAL	39,667			20,891

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for sawn timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December of 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of December 31, 2011, Arauco has made sales of these units and remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

The following table sets forth information on the main types of non-current assets held for sale:

	03-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Land	3,449	4,244
Buildings	3,934	3,934
Property, plant and equipment	1,632	2,236
Total	9,015	10,414

As of March 31, 2014 there has not been an effect in results related to property held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compared with the carrying amount as of March 31, 2014 and December 31, 2013.

Financial Instruments	March 2014		December 2013
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current
Fair value through profit or loss (held for trading)	139,134	139,134	160,183	160,183
Forward	—		696	696
Mutual funds (2)	108,278	108,278	111,435	111,435
Hedging instruments	30,856	30,856	48,052	48,052
Forward foreign exchange	—	—	41	41
Interest Rate Swaps	1,582	—	1,962	1,962
Swap foreign exchange	29,274	30,856	46,049	46,049
Loans and Accounts Receivables	1,238,538	1,238,538	1,316,427	1,316,427
Cash and cash equivalents	397,193	397,193	555,777	555,777
Cash	165,832	165,832	155,538	155,538
Time deposits	231,361	231,361	391,588	391,588
Agreements	—	—	8,651	8,651
Accounts Receivables (net)	832,832	832,832	752,407	752,407
Trades and other receivables	656,894	656,894	578,946	578,946
Lease receivable	806	806	1,099	1,099
Other receivables	175,132	175,132	172,362	172,362
Accounts receivable from related parties	8,513	8,513	8,243	8,243
Other Financial Assets	2,653	2,653	3,119	3,119
Financial Liabilities, Total	5,588,022	5,977,516	5,696,343	5,975,222
Financial Liabilities at amortized cost (3)	5,565,045	5,954,539	5,672,240	5,951,119
Bonds issued denominated in U.S. dollars	2,172,495	2,331,313	2,184,294	2,309,763
Bonds issued denominated in U.F. (4)	740,764	780,433	854,297	883,237
Banck Loans in Dollars and others	1,801,133	1,991,232	1,635,053	1,759,019
Bank borrowing denominated in U.S. dollars and other currencies	94,231	95,139	259,001	259,505
Financial Leasing	107,888	107,888	89,440	89,440
Government Loans	4,041	4,041	4,408	4,408
Trades and other Payables	631,988	631,988	631,341	631,341
Accounts payable to related parties	12,505	12,505	14,406	14,406
Financial liabilities at fair value through profit or loss	22,977	22,977	24,103	24,103
Interest Rate Swaps	20	20	—	—
Hedging instruments	22,957	22,957	24,103	24,103
Swap	22,315	22,315	23,996	23,996
Forward	642	642	107	107

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated using market variables that are observable at the date of the financial statements.

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions and are traded on an active liquid market.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2014, and December 31, 2013.

	March 2014 ThU.S.$	December 2013 ThU.S.$
Bank borrowings—current portion	306,715	70,431
Bonds issued—current portion	53,616	152,922
Total	360,331	223,353

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	March 2014 ThU.S.$	December 2013 ThU.S.$
Financial debt, current	849,716	893,497
Financial debt, non-current	4,070,836	4,132,996
Total	4,920,552	5,026,493
Cash and cash equivalent	(505,471)	(667,212)
Net financial debt	4,415,081	4,359,281
Non-controlling interests	54,750	52,242
Equity attributable to owners of parent	7,111,810	6,992,298
Total equity	7,166,560	7,044,540
Debt to equity ratio	0.62	0.62

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of as of March 31, 2014 and December 31 2013:

Thousands of dollars	March 2014
	Current	Non Current	Total
Bonds obligations	53,615	2,859,644	2,913,259
Bank borrowings	765,190	1,130,174	1,895,364
Financial Leasing	30,751	77,137	107,888
Government Loans	160	3,881	4,041
Swap and Forward	662	22,315	22,977

Other Financial Liabilities	850,378	4,093,151	4,943,529

Trades and Other Payables	631,423	565	631,988
Related party payables	12,505	—	12,505

Accounts Payable, Total	643,928	565	644,493

Financial Liabilities, Total	1,494,306	4,093,716	5,588,022

Thousands of dollars	December 2013
	Current	Non Current	Total
Bonds obligations	152,922	2,885,669	3,038,591
Bank borrowings	713,292	1,180,762	1,894,054
Financial Leasing	26,949	62,491	89,440
Government Loans	334	4,074	4,408
Swap and Forward	107	23,996	24,103

Other Financial Liabilities	893,604	4,156,992	5,050,596

Trades and Other Payables	630,980	361	631,341
Related party payables	14,406	—	14,406

Accounts Payable, Total	645,386	361	645,747

Financial Liabilities, Total	1,538,990	4,157,353	5,696,343

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized in profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	March 2014 ThU.S.$	December 2013 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	108,278	112,131	-3%
Forward	—	696	-100%
Mutual Funds	108,278	111,435	-3%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these financial statements the Company has reduced its position in these instruments compared to December 2013 by 3%.

The following table sets forth the risk classification of mutual funds as of March 31, 2014 and December 31, 2013:

	March 2014	December 2013
	Th.U.S.$	Th.U.S.$
AAAfm	108,248	109,396
AAfm	30	2,039
Total Mutual Funds	108,278	111,435

Hedging Instruments

As of March 31, 2014, Arauco held certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value was ThU.S.$29,274 for those in an asset position and ThU.S.$ 22,315 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. Arauco has also designated foreign exchange forwards as hedging instruments whose fair value was ThU.S.$ 642, which is presented in the consolidated statements of financial position in the line item “other current financial assets”. Changes in fair value during the period have been recognized in other comprehensive income and have been accumulated in equity.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Designated as Hedging Instruments

Swaps Hedging Series F Bonds

Hedged Item

In November 2008 and March 2009, Arauco issued Series F Bonds for a total of 7,000,000 UF at an annual interest rate of 4.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into four cross-currency swap contracts that fully hedge the total amount of the bond issued and five additional contracts that will become effective on the date specified in each contract as discussed below:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$38,380 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.86%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$ 4,130 as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 2: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of ThU.S.$37,980 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on April 30, 2014. The fair value of this swap was ThU.S.$4,956 as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 3: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$37,980 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.8%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$ 4,577 as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 4: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$37,620 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.79%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$4,771 as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 5: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of 1,000,000 UF at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of ThU.S.$38,420 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.62%. This contract matures on October 30, 2014. The fair value of this swap was ThU.S.$4,173 as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Contract 6: Arauco receives semi-annual interest payments (in April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (in April and October of each year) based on a notional amount of ThU.S.$43,620 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.29%. This contract matures on October 30, 2021. The fair value of this swap was ThU.S.$(1,440) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 7: Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$43,620 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.23%. This contract matures on October 30, 2021. The fair value of this swap is ThU.S.$ (1,252) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 8: On June 5, 2013, Arauco realized an additional coverage, lasting from April 30, 2014 until April 30, 2019. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$37,980 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 4.69%. The fair value of this swap is ThU.S.$ (623) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 9: On October 22, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$38,430 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.75%. The fair value of this swap is ThU.S.$ (420) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 10: On November 7, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$38,380 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.61%. The fair value of this swap is ThU.S.$ (37) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Contract 11: On November 14, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$37,980 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.59%. The fair value of this swap is ThU.S.$83 as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 12: On November 15, 2013, Arauco realized an additional coverage, lasting from October 30, 2014 until April 30, 2023. Arauco receives semi-annual interest payments (In April and October of each year) based on a notional amount of UF 1,000,000 at an annual interest rate of 4.25%, and pays semi-annual interest (In April and October of each year) based on a notional amount of ThU.S.$37,620 (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at an annual interest rate of 5.54%. The fair value of this swap is ThU.S.$273 as of march 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series J Bonds

Hedged Item

In September 2010, Arauco issued Series J Bonds for a total of 5,000,000 UF at an annual interest rate of 3.25% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into five cross-currency swap contracts that fully cover the total amount of the bond issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,072) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 2: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.20%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,072) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Contract 3: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.25%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$ (3,193) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 4: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,870 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.17%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(3,003) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 5: Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of ThU.S.$42,860 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.09%. This contract matures on September 1, 2020. The fair value of this swap is ThU.S.$(2,780) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series E Bonds

Hedged Item

In November 2008 Arauco issued Series E Bonds for a total of UF 1,000,000, at an annual interest rate 4.00%, payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into a cross-currency swap, which fully covered the amount of the bonds issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 333,333 at an annual interest rate of 4.00% annually, and pays semi-annual interests (in April and October) based on a notional amount of ThU.S.$14,43 (equivalent to UF 333,333 at the closing exchange rate of the contract) at an annual interest rate of 3.36%. This contract matures on October 30, 2014. The fair value of this swap is ThU.S.$ (45) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Swaps Hedging Series P Bonds

Hedged Item

In April 2012, Arauco issued Series P Bonds for a total of 5,000,000 UF at an annual interest rate of 3.96% payable semi-annually. In order to mitigate the risk of variability in cash flows from changes in the exchange rate, Arauco entered into five cross-currency swaps that fully cover amount of the bonds issued:

Hedging instrument

Contract 1: Arauco receives semi-annual interest payments (in May and November) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of ThU.S.$46,470 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.39%. This contract matures on November 15, 2021. The fair value of this swap is ThU.S.$(2,355) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 2: Arauco receives semi-annual interest (in May and November) based on a notional amount of UF 1,000,000 at an annual interest rate of 3.96%, and pay semiannual interest (in May and November) based on a notional amount of ThU.S.$47,160 (equivalent to UF 1,000,000 at the year-end exchange rate) at an annual interest rate of 3.97%. This contract matures on November 15, 2021. The fair value is ThU.S.$(1,644) as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 3: Arauco receives semi-annual interest (in May and November) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of ThU.S.$42,410 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 5.00%. This contract matures on November 15, 2023. The fair value of this swap is ThU.S.$ 1,200 as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Contract 4: Arauco receives semi-annual interest (in May and November) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of ThU.S.$41,750 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.93%. This contract matures on November 15, 2023. The fair value of this swap is ThU.S.$ 2,226 as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Contract 5: Arauco receives semi-annual interest (in May and November) based on a notional amount of 1,000,000 UF at an annual interest rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of ThU.S.$41,750 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at an annual interest rate of 4.92%. This contract matures on November 15, 2023. The fair value of this swap is ThU.S.$ 2,262 as of March 31, 2014. According to the effectiveness test performed the swap is 100% effective, therefore ineffectiveness was not recognized in the consolidated statement of income.

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

The table below sets forth summarized information of the fair value of the hedging instruments for exchange rate as of March 31, 2014:

Company	Coverage Type	Risk	Classification	Type	Instrument	Fair value ThU.S.$	Type
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—E	(45)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—F	4,130	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—F	4,577	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—F	4,956	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—F	4,771	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—F	4,173	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—F	(1,440)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—F	(1,252)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—J	(3,072)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—J	(3,072)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—J	(3,193)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—J	(3,003)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—J	(2,780)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—P	(2,355)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—P	(1,644)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—F (*)	623	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—F (*)	(420)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Liabilities	Bonds issued in UF	Swap BARAU—F (*)	(37)	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—F (*)	83	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—F (*)	273	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—P	1,200	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—P	2,226	Cross Currency swap
Celulosa Arauco y Constitución S.A.	Cash flow	Exchange rate	Financial Assets	Bonds issued in UF	Swap BARAU—P	2,262	Cross Currency swap
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian peso	(307)	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian peso	(343)	Forward
Arauco Colombia S.A.	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Colombian peso	9	Forward
Celulosa y Energía Punta Pereira S.A.	Cash flow	Interest rate	Financial Assets	Variable rate loans	Interest rate swaps	1,285	Interest rate swaps
Celulosa y Energía Punta Pereira S.A.	Cash flow	Interest rate	Financial Assets	Variable rate loans	Interest rate swaps	1,878	Interest rate swaps

(*)	These swaps are “forward starting swap”, whose start dates are during 2014 (check date in the description of each contract)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest rate method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	March 2014 ThU.S.$	December 2013 ThU.S.$
Loans and Receivables	1,238,538	1,316,427
Cash and cash equivalents	397,193	555,777
Cash	165,832	155,538
Time Deposits	231,361	391,588
Financial instruments under resale agreements	—	8,651
Trade and other receivables	832,832	752,407
Trades and Other receivables	657,700	580,045
Other receivables	175,132	172,362
Accounts receivable from related parties	8,513	8,243

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The following table sets forth the cash and cash equivalents balances classified by currency as of March 31, 2014 and December 31, 2013.

	03-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Cash and Cash Equivalents	505,471	667,212
US Dollar	391,065	534,575
Euro	5,091	4,681
Other currencies	76,512	86,073
Chilean pesos	32,803	41,883

Time Deposits and Repurchase Agreements:

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Provisions are made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

Accounts receivable from related parties: Represent enforceable rights for Arauco generated in the ordinary course of business, in which Arauco owns a non-controlling interest in the ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2014 and December 31, 2013:

	03-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Trades and other current receivables	794,299	711,678
US Dollar	519,863	446,386
Euros	18,860	33,072
Other currencies	124,953	113,399
Chilean pesos	128,301	117,827
U.F.	2,322	994
Accounts receivable from related parties, current	8,513	8,243
US Dollar	27	135
Other currencies	4,772	3,654
Chilean pesos	3,714	4,454
Trade and other non-current receivables	38,533	40,729
US Dollar	35,067	35,743
Chilean pesos	3,416	3,226
U.F.	50	1,760

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	March 2014 ThU.S.$	December 2013 ThU.S.$
Financial Assets	1,377,672	1,475,914
Fair value through profit or loss	139,134	159,487
Mutual Funds	108,278	111,435
Hedging Assets	30,856	48,052
Loans and receivables	1,238,538	1,316,427

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

		March	December	March	December
		2014	2013	2014	2013
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,565,045	5,672,240	5,954,539	5,951,119
Bonds Issued	U.S. Dollar	2,172,495	2,184,294	2,331,313	2,309,763
Bonds Issued	U.F.	740,764	854,297	780,433	883,237
Bank borrowings	U.S. Dollar	1,801,133	1,784,339	1,991,232	1,759,019
Bank borrowings	Other currencies	94,231	109,715	95,139	259,505
Government Loans	U.S. Dollar	4,041	4,408	4,041	4,408
Financial Leasing	Other currencies	89,577	85,019	89,577	85,019
Financial Leasing	Chilean pesos	18,277	4,354	18,277	4,354
Financial Leasing	U.S. Dollar	34	67	34	67
Trades and Other Payables	U.S. Dollar	242,536	229,621	242,536	229,621
Trades and Other Payables	Euro	7,787	7,434	7,787	7,434
Trades and Other Payables	Other currencies	63,757	63,500	63,757	63,500
Trades and Other Payables	Chilean pesos	313,576	328,370	313,576	328,370
Trades and Other Payables	U.F.	4,332	2,416	4,332	2,416
Related party payables	U.S. Dollar	2,051	2,893	2,051	2,893
Related party payables	Chilean pesos	10,454	11,513	10,454	11,513

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of March 31, 2014 and December 31, 2013 are as follows:

	March 2014
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	849,716	4,070,836	4,920,552
Trade and other payables	631,423	565	631,988
Related party payables	12,505	—	12,505
Total Financial Liabilities Measured at Amortized Cost	1,493,644	4,071,401	5,565,045

	December 2013
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	893,497	4,132,996	5,026,493
Trade and other payables	630,980	361	631,341
Related party payables	14,406	—	14,406
Total Financial Liabilities Measured at Amortized Cost	1,538,883	4,133,357	5,672,240

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities Measured at Fair Value

At the closing date, Arauco held rate swap as financial liabilities at fair value through profit or loss. Registration of financial liabilities at fair value through profit and loss had increased as detailed in the following table:

	Fair value
	March 2014 ThU.S.$	December 2013 ThU.S.$	Period Variation
Financial liabilities measured at fair value through profit or loss	20	—	100%
Swap	20	—	100%

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

Financial Liabilities	March 2014 ThU.S.$	December 2013 ThU.S.$
Total Financial Liabilities	5,588,022	5,696,343
Financial liabilities at fair value through profit or loss (held for trading)	20	0
Hedging Liabilities	22,957	24,103
Financial Liabilities Measured at Amortized Cost	5,565,045	5,672,240

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	January - March
	2014	2013
	ThU.S.$	ThU.S.$
Opening balance	(21,507)	(46,016)
Fair value gains (losses) arising during the year	(15,577)	17,585
Exchange differences of bonds hedged	25,533	(14,335)
Finance costs	2,898	1,296
Settlements during the period	9,743	(2,344)
Deferred taxes	(4,616)	(572)
Closing balance	(3,526)	(44,386)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	03-31-2014 ThU.S.$	03-31-2013 ThU.S.$	03-31-2014 ThU.S.$	03-31-2013 ThU.S.$
Assets
Financial assets measure at fair value through profit or loss	Swap	(684)	429
	Forward	189	511
	Mutual Funds	41	284
	Total	(454)	1,224	—	—
Loans and Receivables	Fix terms deposits	2,214	1,421
	Repurchased agreements	409	295
	Trades and Other receivables	—	—	392	(209)
	Total	2,623	1,716	392	(209)
Hedges Instruments	Cash flow swap	(2,898)	(1,296)
	Total	(2,898)	(1,296)
Liabilities
At amortized cost	Bank loans	(6,536)	(2,765)
	Bond issued obligations	(39,683)	(42,422)
	Total	(46,219)	(45,187)	—	—

Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of March 31, 2104, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Thousands of dollars	Fair Value March 2014	Fair value hierarchy levels
		Level 1	Level 2	Level 3
Financial assets measured at fair value
Hedging instruments	30,856	—	30,856	—
Foreign exchange forwards	—	—	—	—
Mutual Funds	108,278	108,278	—	—
Financial liabilities measured at fair value
Hedging instruments	22,335	—	22,335	—
Foreign exchange forwards	642	—	642	—

To value Level 2 instruments, primarily related to foreign currency swaps, the present value of the future cash flows calculated, in this case being the future cash of UF and U.S. Dollars. To discount the future cash flows, the zero coupon discount rate for UF and U.S. is utilized. In each case, price quotes from Bloomberg are used.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Financial obligation	03-31-2014 (ThU.S.$)	12-31-2013 (ThU.S.$)	Coverage Ratio equal to or greater than 2.0	Debt to equity ratio(1) equal to or less than 1.2	Debt to total assets ratio(2) equal to or less than 0.75
Domestic Bonds	740,764	854,297	N/R	✓	N/R
Bilateral BBVA Bank Loan	60,007	75,186	✓	✓	N/R
Bilateral Scotiabank Loan	200,214	199,398	✓	✓	N/R
Other Loans	1,190,907	1,176,869	No covenants are required
Foreign Bonds	2,172,495	2,184,294	No covenants are required
Commited Line	—	—	✓		✓
Flakeboard credit with Arauco warranty	150,013	149,286	✓		✓
Syndicated loan	298,264	297,723	✓		✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)
(2)	Debt to total assets ratio (financial debt divided by total assets)
(3)	Financial covenants required by the loan of Forestal Río Grande S.A. apply only to financial statements of that company

As of March 31, 2104 and December 31, 2013, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of March 31, 2014, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3*	-

*	Negative perspective

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of March 31, 2014 and December 31, 2013 is as follows:

Thousands of dollars	03-31-2014	12-31-2013
Equity	7,166,560	7,044,540
Bank borrowings	1,899,405	1,898,462
Financial leasing	107,888	89,440
Bonds issued	2,913,259	3,038,591

Capital	12,087,112	12,071,033

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., and Alto Paraná S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd. and Alto Paraná S.A. (and subsidiaries). Arauco contracts its

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). Until November 30, 2012, Arauco do Brasil (and subsidiaries) insured its domestic credit sales with Euler Hermes Insurance Company. Beginning on December 1, 2012, all insurance policies for credit sales in the Arauco Group were insured with the Continental Credit Insurance Company. The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco gives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation. The procedure to issue a guarantee is established in the Arauco’s Guarantee Policy, which has the purpose of controlling the accounting, maturity and valuation of such guarantees.

As of March, 2014, the total amount of guarantees given was ThU.S.$142.000 which is summarized in the following table. The procedure of guarantees is regulated by the Politics of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

Guarantees Arauco Group
Guarantees Debtors	109,498,745	77%
-Certificate of deposit	7,027,639	6%
-Standby letters of credit	27,572,000	25%
-Promissory notes	51,680,726	47%
-Finance	9,690,888	9%
-Mortgage	6,403,087	6%
-Pledge	1,654,406	2%
-Promissory notes	5,400,000	5%
Guarantees Creditors	32,981,497	23%
-Certificate of deposit	22,377,309	68%
-Standby letters of credit	3,353,318	10%
-Promissory notes	2,961,295	9%
-Times deposits	33,979	0,1%
-Mortgage	3,400,955	10%
-Pledge	854,641	3%

Total Guarantees	142,410,242	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of March, 2014, Arauco’s consolidated revenues from sales were ThU.S.$1,224,617 of which 68.29% correspond to credit sales, 23.30% to sales with letters of credit, and 8.41% to other classes of sales.

As of March 31, 2014, of the trade receivables balance of ThU.S.$665,519 that had agreed term of sales, 75.75% corresponded to credit sales, 20.89% to sales with letters of credit and 3.36% to other classes of sales, distributed among 2,044 customers. The customer with the largest open account outstanding did not exceed 4.28% of total.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The receivables covered by credit insurance and collateral were 98.76%. Therefore, Arauco’s credit risk exposure of its portfolio is 1.24%.

Secured Open Account Receivables	ThU.S.$	%
Total open account receivables	504,130	100.00
Secured receivables(*)	497,879	98.76
Unsecured receivables	6,251	1.24

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	March 2014 Th.U.S.$	December 2013 Th.U.S.$
Current Receivables
Trades receivables	656,845	577,868
Financial lease receivables	757	969
Other Debtors	136,697	132,841
Net subtotal	794,299	711,678
Trades receivables	665,519	586,506
Financial lease receivables	757	969
Other Debtors	143,471	140,042
Gross subtotal	809,747	727,517
Provision for doubtful trade receivables	8,674	8,638
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	6,774	7,201
Subtotal Bad Debt	15,448	15,839
Non Current Receivables
Trades receivables	49	1,078
Financial lease receivables	49	130
Other Debtors	38,435	39,521
Net Subtotal	38,533	40,729
Trades receivables	49	1,078
Financial lease receivables	49	130
Other Debtors	38,435	39,521
Gross subtotal	38,533	40,729
Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of March 31, 2014 and December 31, 2013:

	03-31-2014 Th.U.S.$	12-31-2013 Th.U.S.$
Opening balance	8,637	12,972
Impairment losses recognized on receivables	53	101
Reversal of impairment losses	(16)	(4,436)
Closing balance	8,674	8,637

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly to Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain domestic and international credit ratings made by the principal credit rating agencies, and of their financial position over the past five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation of the letter of credit is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

Of total trade receivables as of March 31, 2014, 92.30% are current (i.e. non-past due), 6.51% are between 1 and 30 days past due, 0.04% are between 30 and 60 days past due, 0.05% are between 90 and 120 days past due, 0.01% are between 150 and 180 days past due, and 1.10% are more than 250 days past due.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2014

Age of trade receivables

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThUS$	614,242	43,303	252	—	342	—	90	—	—	7,291	665,519
%	92.30%	6.51%	0.04%	0.00%	0.05%	0.00%	0.01%	0.00%	0.00%	1.10%	100.00%

Financial deterioration in sections

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThUS$	-51	—	2	4	—	-9	8	1	-30	-8,598	-8,674
%	0.59%	0.00%	-0.03%	-0.04%	0.00%	0.11%	-0.09%	-0.01%	0.34%	99.12%	100.00%

December 31, 2013

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThUS$	513,393	63,458	630	1,278	392	—	257	—	90	7,008	586,506
%	87.53%	10.82%	0.11%	0.22%	0.07%	0.00%	0.04%	0.00%	0.02%	1.19%	100.00%

Financial deterioration in sections

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThUS$	5	0	-9	8	1	15	-55	211	-34	-8,780	-8,638
%	-0.06%	0.00%	0.11%	-0.09%	-0.0074%	-0.17%	0.64%	-2.44%	0.39%	101.63%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of ThUS$7,8 over the last five years which represents 0.041% of total revenues from sales during that five-year period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	2014	2013	2012	2011	2010	Last 5 years
Percentage of impairment losses	0.020%	0.009%	0.010%	0.150%	0.010%	0.041%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year 2014 was ThU.S.$347, which represents 28.01% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates of collaterals received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

In May 2013, Arauco updated its Corporate Credit Policy.

Regarding the credit risk of time deposits, repurchase agreements and mutual funds, Arauco has in place a policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding to intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determining the relative degree of risk of each intermediary based on their financial position and assigning score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2014 and December 31, 2013. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2014:

				Maturity							Total
Tax ID	Name	Currency	Name Loans whith banks	0 to 1 month	1 to 3 months	3 to 12 months	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 years	Current	Non Current	Type of Amortización	Effective Rate %	Nominal Rate
				ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - Estados Unidos	1,073	—	—	94,078	60,297	—	—	1,073	154,375	Maturity	—	Libor +1,35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	—	30,007	30,309	—	—	—	30,007	30,309	(i) Semmiannual; (k) Semmiannual from 2011	—	Libor 6 Months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	—	—	18,005	18,000	—	—	—	18,005	18,000	(i) Semmiannual; (k) Semmiannual from 2011	—	Libor 6 Months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	50,002	—	—	—	—	—	50,002	—	Maturity	—	0.28%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	50,067	—	—	—	—	—	50,067	—	Maturity	—	0.43%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	—	100,109	—	—	—	—	100,109	—	Maturity	—	0.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	796	199,418	—	—	—	—	200,214	—	Maturity	—	1.69%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	1,057	—	301,416		—	—	1,057	301,416	Maturity	—	1.42%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	30,029	—	—		—	—	30,029	—	Maturity	—	0.42%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado	—	40,064	—	—		—	—	40,064	—	Maturity	—	0.51%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	40,050	—	—		—	—	40,050	—	Maturity	—	0.41%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	30,000	5	—	—		—	—	30,005	—	Maturity	—	0.28%
—	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	15	—	—	—	—	—	—	15	—	Maturity	—	26.25%
—	Alto Parana S.A.	Argentine pesos	Banco Galicia - Argentina	21	—	—	—	—	—	—	21	—	Maturity	—	26.00%
—	Alto Parana S.A.	U.S. Dollar	Banco BBVA - Argentina	—	5,008	—	—	—	—	—	5,008	—	Maturity	—	3.25%
—	Alto Parana S.A.	Argentine pesos	Banco Macro - Argentina	4	—	78	—	214	—	—	82	214	Maturity	—	15.25%
—	Alto Parana S.A.	Argentine pesos	Banco Galicia - Argentina	2	—	222	778	—	—	—	224	778	Maturity	—	15.25%
—	Forestar Cono Sur S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	—	10,017	—	—	—		10,017	—	Maturity	—	Libor + 1,75%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	—	2,085	14,420	23,639	17,572	5,197	2,085	60,828	Maturity	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	—	43,787	133,102	124,370	115,528	105,469	43,787	478,469	Semmiannual	—	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	—	—	8,400	50,992	72,020	59,068	28,896	8,400	210,976	Semmiannual	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	—	—	48	—	—	—	—	48	—	Maturity	—	Libor + 2,05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	3,063	9,055	—	—	—	—	—	12,118	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	10,152	8,549	6,522	—	—	—	—	25,223	—	Maturity	—	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,526	—	—	—	—	—	2,526	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	—	5,035	5,024	—	—	—	—	10,059	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Heritage	—	1,356	—	—	—	—	—	1,356	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	20,208	—	—			—	—	20,208	—	Maturity	—	Libor + 2,00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	38	—	—	103	—	—	—	38	103	Maturity	—	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	35	—	—	—	—	—	—	35	—	Monthly	—	6.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	142	—	—	87	—	—	—	142	87	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	—	—	1,475	—	—	—	—	1,475	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	165	—	—	364	12	—	—	165	376	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	5,709	—	—	—	—	—	—	5,709	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	43	—	—	34	—	—	—	43	34	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	—	140		13,580	—	—	—	140	13,580	Maturity		8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	56	—	—	25	—	—	—	56	25	Monthly	—	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	30	—	—	31	—	—	—	30	31	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	231	—	—	375	14	—	—	231	389	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	67	—	—	109	4	—	—	67	113	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	185		22,633	—			185	22,633	Maturity	—	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	59	—	—	91	3	—	—	59	94	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	73	—	—	51	189	—	—	73	240	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	60	—	—	111	—	—	—	60	111	Monthly	—	0%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	14	—	—	3	42	—	—	14	45	Maturity	—	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau		—	46	—	251	—	—	46	251	Maturity	—	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	2	—	4	—	33	—	—	6	33	Maturity	—	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	—	—	7,121	—	—	—	—	7,121	—	Maturity	—	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	—	—	4,552	—	—	—	—	4,552	—	Maturity	—	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	—	—	1,651	—	—	—	—	1,651	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	—	9,788	—	—	—	—	9,788	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	1	—	1	—	18	—	—	2	18	Maturity	—	3.50%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	254	—	—	186	—	—	—	254	186	Maturity	—	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	52	—	—	637	206	2,944	—	52	3,787	Monthly	—	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	—	—	403	—	6	403	Maturity	—	3.30%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	—	—	—	—	574	2	574	Maturity	—	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	—	—	—	—	344	1	344	Maturity	—	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	—	—	—	—	289	4	289	Maturity	—	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	—	1	—	—	—	—	383	1	383	Maturity	—	10.11%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	—	26	—	1,626	1,626	10,197	1,219	26	14,668	Maturity	—	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	—	17	—	1,099	1,099	6,242	824	17	9,264	Maturity	—	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	59	—	—	521	521	4,594	521	59	6,157	Maturity	—	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	—	20	—	1,385	1,385	7,100	1,039	20	10,909	Maturity	—	10.11%

			Total	72,839	243,991	448,360	686,146	285,943	223,648	144,755	765,190	1,340,492

				Maturity							Total
			Name Bonds Obligations	0 to 1 month	1 to 3 months	3 to 12 months	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 years	Current	Non Current	Type of Amortización	Effective Rate %	Nominal Rate
Tax ID	Name	Currency		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	7,281	—	7,045	—	—	—		14,326	—	(i) Semmiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	5,254	—	—	26,165	26,165	76,765	286,574	5,254	415,669	(i) Semmiannual; (k) Maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	—	575	20,058	20,058	229,041	—	575	269,157	(i) Semmiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		3,204	—	17,601	17,601	17,601	270,296	3,204	323,099	(i) Semmiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	5,307	—	34,425	276,959	—	—	5,307	311,384	(i) Semmiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	—	—	6,142	72,500	72,500	514,010	—	6,142	659,010	(i) Semmiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	—	390	18,750	129,452	—	—	390	148,202	(i) Semmiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	9,250	—	—	379,757	—	—	—	9,250	379,757	(i) Semmiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	—	3,889	40,000	40,000	434,679	—	3,889	514,679	(i) Semmiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	—	—	5,278	47,500	47,500	47,500	512,957	5,278	655,457	(i) Semmiannual; (k) Maturity	4.77%	4.75%

			Total	21,785	8,511	23,319	656,756	630,235	1,319,596	1,069,827	53,615	3,676,414

				Maturity							Total
Tax ID	Name	Currency	Name Other Loans	0 to 1 month	1 to 3 months	3 to 12 months	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 years	Current	Non Current	Type of Amortización	Effective Rate %	Nominal Rate
				ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	—	—	3,847	—	—	—	—	3,847	Maturity		4.70%
—	Flakeboard Company Limited	U.S. Dollar	Fednor (industry Canada)	—	—	47		—	—	—	47	—	Maturity		0.00%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	—	113	34	—	—	—	113	34	Maturity		1.80%

			Total	—	—	160	3,881	—	—	—	160	3,881

				Maturity							Total
Tax ID	Name	Currency	Name Lease	0 to 1 month	1 to 3 months	3 to 12 months	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 years	Current	Non Current	Type of Amortización	Effective Rate %	Nominal Rate
				ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	475	597	2,405	5,427	628	—	—	3,477	6,055	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	353	707	3,181	8,483	6,415	—	—	4,241	14,898	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	9	17	78	208	96	—	—	104	304	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	1,228	1,549	7,386	16,571	5,171	—	—	10,163	21,742	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	666	1,333	5,998	17,855	2,741	—	—	7,997	20,596	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	84	226	981	2,134	1,283	—	—	1,291	3,417	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Chile	25	622	2,797	6,627	3,498	—	—	3,444	10,125	Monthly	—	—
—	Flakeboard Company Limited	U.S. Dollar	Automotive Leases	—	—	34	—	—	—	—	34	0

			Total	2,840	5,051	22,860	57,305	19,832	0	0	30,751	77,137

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2013:

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - Estados Unidos	—	—	433	94,304	60,649	—	—	433	154,953	Maturity	—	Libor +1,35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	15,186	15,000	45,541	—	—	—	30,186	45,541	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	—	9,111	9,000	27,000	—	—	—	18,111	27,000	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	50,153	—	—	—	—	—	—	50,153	—	Maturity	—	0.58%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	—	50,013	—	—	—	—	50,013	—	Maturity	—	0.43%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	50,051	—	—	—	—	—	50,051	—	Maturity	—	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	199,398	—	—	—	—	199,398	—	Maturity	—	1.69%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	45	302,148		—	—	45	302,148	Maturity	—	1.42%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	30,004	—	—	—		—	—	30,004	—	Maturity	—	0.19%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado	—	—	40,013	—		—	—	40,013	—	Maturity	—	0.51%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	40,009	—		—	—	40,009	—	Maturity	—	0.41%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander- Chile	—	30,005	—	—		—	—	30,005	—	Maturity	—	0.29%
—	Alto Parana S.A.	Argentine pesos	Banco Macro- Argentina	—	4,757	—	—	—	—	—	4,757	—	Maturity	—	25.75%
—	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	125	6,134	—	—	—	—	—	6,259	—	Maturity	—	26.25%
—	Alto Parana S.A.	Argentine pesos	Banco Santander	3,217	—	—	—	—	—	—	3,217	—	Maturity	—	24.75%
—	Alto Parana S.A.	Argentine pesos	Banco Galicia- Argentina	48	3,067	—	—	—	—	—	3,115	—	Maturity	—	26.00%
—	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	4,696	—	—	—	—	—	—	4,696	—	Maturity	—	23.00%
—	Alto Parana S.A.	Argentine pesos	Banco BBVA - Argentina	72	6,134	—	—	—	—	—	6,206	—	Maturity	—	19.40%
—	Alto Parana S.A.	Argentine pesos	Banco Macro- Argentina	2	—	95	—	288	—	—	97	288	Maturity	—	15.25%
—	Alto Parana S.A.	Argentine pesos	Banco Galicia- Argentina	—	—	409	818	—	—	—	409	818	Maturity	—	15.25%
—	Forestar Cono Sur S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	5,037	—	—	—	—		5,037	—	Maturity	—	Libor + 1,75%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	1,288	—	—	—	—	18,780	1,288	18,780	Maturity	—	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	—	—	—	—	24,935	—	—	24,935	Maturity	—	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	—	24,906	20,852	137,880	128,615	117,230	130,526	45,758	514,250	semiannual	—	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	3,199	1,970	27,841	27,326	25,487	34,786	5,169	115,440	semiannual	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	325	—	—	—	—	—	325	—	Maturity	—	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	—	—	13,840	53,619	52,522	—	—	119,980	semiannual	—	Libor + 1,80%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—		12,047	—	—	—	—	12,047	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	61	20,065	—	—	—	—	20,126	—	Maturity	—	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	—	2,506	—	—	—	—	2,506	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	55	—	10,005	—	—	—	—	10,060	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	lloyds Bank	—	1,358	—	—	—	—	—	1,358	—	Maturity	—	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	—	20,090	—		—	—	20,090		Maturity	—	Libor + 2,00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	37	—	—	3	107	—	—	37	110	Maturity	—	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	59	—	—	—	—	—	—	59	—	Monthly	—	6.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	137	—	—	120	—	—	—	137	120	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	160	—	—	417	—	—	—	160	417	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil—Brasil	6,683	—	—	—	—	—	—	6,683	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	42	—	—	44	—	—	—	42	44	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	—	135		13,303	—	—	—	135	13,303	Maturity		8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	54	—	—	33	—	—	—	54	33	Monthly	—	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	29	—	—	39	—	—	—	29	39	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	223	—	—	447	—	—	—	223	447	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	65	—	—	129	—	—	—	65	129	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	2,036	—	—	—	—	—	—	2,036	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	188		22,172	—	—	—	188	22,172	Maturity	—	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	57	—	—	109	—	—	—	57	109	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	71	—	—	29	200	—	—	71	229	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	58	—	—	—	121	—	—	58	121	Monthly	—	0%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	14	—	—	3	44	—	—	14	47	Maturity	—	2.50%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	—	9,332	—	—	—	—	9,332	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC- Brasil	—	1,334	—	—	—	—	—	1,334	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	246	—	—	247	—	—	—	246	247	Maturity	—	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	52	—	—	651	274	2,844	—	52	3,769	Monthly	—	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	25	6	403	—	6	433	Maturity	—	3.30%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	—	—	—	—	555	2	555	Maturity	—	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	—	—	—	—	333	1	333	Maturity	—	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	—	—	—	—	289	4	289	Maturity	—	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	—	1	—	—	—	—	369	1	369	Maturity	—	10.11%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	—	27	—	2,168	2,168	10,448	—	27	14,784	Maturity	—	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	—	18	—	1,465	1,465	6,433	—	18	9,363	Maturity	—	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	58	—	—	694	694	4,767	—	58	6,156	Maturity	—	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	—	21	—	1,847	1,847	7,368	—	21	11,062	Maturity	—	10.11%

			Total	99,664	162,346	451,282	693,315	277,423	252,437	185,638	713,292	1,408,812

				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds Obligation	0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	Current ThU.S.	Non Current ThU.S.	Type of Amortization	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,756	—	—	—		14,756	—	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,180	26,165	26,165	24,381	349,987	2,180	426,700	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	88,717	663	—	—	—	—	—	89,380	—	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,387	—	20,058	20,058	242,063	—	2,387	282,178	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		—	1,125	17,601	17,601	17,601	278,324	1,125	331,126	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	276,829	—	—	1,004	311,254	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	531,942	—	15,205	676,942	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	18,750	134,122	—	—	2,734	152,872	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	—	—	—	—	—	—	—	—	—	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	379,608	—	—	—	4,047	379,608	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	—	40,000	40,000	40,000	404,475	8,889	524,475	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	—	47,500	47,500	47,500	524,486	11,215	666,986	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	124,026	5,784	23,112	656,607	634,775	903,487	1,557,272	152,922	3,752,141

				Maturity							Total
Tax ID	Name	Currency	Name - Country Others Loans	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	—	—	3,956	—	—	—	—	3,956	Maturity	—	4.70%
—	Flakeboard Company Limited	U.S. Dollar	Fednor (industry Canada)	—	—	65		—	—	—	65	—	Maturity	—	0.00%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	—	269	118	—	—	—	269	118	Maturity	—	1.80%

			Total	—	—	334	4,074	—	—	—	334	4,074

				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	499	802	2,970	6,936	635	—	—	4,271	7,571	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	284	568	2,557	6,819	4,577	—	—	3,409	11,396	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	9	18	81	216	126	—	—	108	342	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	1,124	2,249	9,123	20,742	6,246	—	—	12,496	26,988	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	462	925	4,162	11,953	936	—	—	5,549	12,889	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Santander	15	76	585	1,530	1,230	—	—	676	2,760	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean pesos	Banco Chile	26	51	301	451	89	—	—	378	540	Monthly	—	—
—	Flakeboard Company Limited	U.S. Dollar	Automotive Leases	—	—	62	5	—	—	—	62	5		—	—

			Total	2,419	4,689	19,841	48,652	13,839	—	—	26,949	62,491

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these financial statements, Arauco has financial assets of approximately ThU.S.$80 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2014, the total assets pledged as an indirect guarantee were ThU.S.$1,073. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	386	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	150	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	424	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	103	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil + Guarantee Letter AISA	—	US Dollar	3,980	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	US Dollar	67,747	BNDES
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	418	Bank Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	235	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	567	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	195	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	251	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	136	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,472	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	654	Bank do Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	290	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	565	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	294	Bank Itaú BBA S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	1,533	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	380	Minera Spence S.A
		Total		79,800

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	US Dollar	653,316	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	150,000	Flakeboard (Canadá)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná (bondholders – 144A)

Total				1,073,316

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 0.25% (equivalent to ThU.S.$ +/-1,328), and +/- 0.01% of assets (equivalent to ThU.S.$ +/-773).

The main financial instrument subject to the risk in exchange rate as of December 2013 corresponded to domestic bonds issued denominated in UF and that were not hedged with cross currency swaps described in the hedge accounting disclosures. As of March 31, 2014 these bonds are covered by foreign exchange swap.

	March 2014	December 2013
Bonds Issued in UF (P Series)	—	3,000,000

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.10% (equivalent to ThU.S.$543) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$543).

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2014, 22.0% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.03% (equivalent to ThU.S.$+/- 134) and +/- 0.0001% (equivalent to ThU.S.$+/- 77) on equity.

Thousands of dollars	Marzo 2014	Total
Fixed rate	3,839,465	78.0%
Bonds issued	2,913,259
Bank borrowings (*)	814,277
Government Loans	4,041
Financial leasing	107,888
Variable rate	1,081,087	22.0%
Bonds issued	—
Loans with Banks	1,081,087
Total	4,920,552	100.0%

Thousands of dollars	Diciembre 2013	Total
Fixed rate	3,933,546	78.3%
Bonds issued	3,038,591
Bank borrowings (*)	801,107
Financial leasing	89,440
Variable rate	1,092,947	21.7%
Bonds issued	—
Loans with Banks	1,092,947
Total	5,026,493	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2014, revenue due to pulp sales accounted for 41.0% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10.0% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10.0% in the average pulp price would mean an EBITDA annual variation of +/- 11.9% (equivalent to U.S.$183 million), on the income after tax and +/- 21.5% (equivalent to U.S.$146 million) and +/- 1.0% (equivalent to U.S.$76 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 16 industrial plants: 3 in Chile, 2 in Argentina, 2 in Brazil, and 9 plants around USA and Canada. The Company has a total annual production capacity of 6.6 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 2.9 million cubic meters of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 1 million hectares are used for plantations, 390 thousand hectares for native forests, 179 thousand hectares for other uses and 62 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

A summary of financial information of assets, liabilities, profit or loss for each operating segment is presented in the tables below:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Year ended March 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	548,471	190,387	35,821	441,411	8,527	—	1,224,617	—	1,224,617
Revenues from transactions with other operating segments	11,089	—	105,222	1,843	7,908	—	126,062	(126,062)	—
Finance income	—	—	—	—	—	3,575	3,575	—	3,575
Finance costs	—	—	—	—	—	(53,228)	(53,228)	—	(53,228)
Net finance costs	—	—	—	—	—	(49,653)	(49,653)	—	(49,653)
Depreciation and amortizations	38,571	5,251	3,301	22,560	970	1,913	72,566	—	72,566
Sum of significant income accounts	—	—	67,867	—	—	—	67,867	—	67,867
Sum of significant expense accounts	—	—	30,178	—	—	—	30,178	—	30,178
Profit (loss) of each reportable segment	133,900	29,825	12,949	42,884	2,574	(116,632)	105,500	—	105,500
Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	—	(1,404)	(1,404)	—	(1,404)
Joint ventures	—	—	—	201	—	324	525	—	525
Income tax expense	—	—	—	—	—	(47,599)	(47,599)	—	(47,599)
Geographical information on revenues
Revenue – Chilean entities	486,114	173,798	21,689	169,483	45	—	851,129	—	851,129
Revenue – Foreign entities	62,357	16,589	14,132	271,928	8,482	—	373,488	—	373,488
Total Ordinary Income	548,471	190,387	35,821	441,411	8,527	—	1,224,617	—	1,224,617

Year ended March 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets
Acquisition of property,plant and equipment and biological assets	95,661	3,495	64,030	35,389	82	160	198,817	—	198,817
Segment Cash Flows
Cash Flows from (used in) Operating Activities	(6,818)	19,756	46,763	47,742	1,387	(6,733)	102,097	—	102,097
Cash flows (used in) investing activities	(80,771)	5,367	(61,552)	(34,061)	(82)	(14,660)	(185,759)	—	(185,759)
Cash flows from (used in) Financing Activities	(23,684)	—	8,560	(2,290)	—	(63,176)	(80,590)	—	(80,590)
Net increase (decrease) in Cash and Cash Equivalents	(111,273)	25,123	(6,229)	11,391	1,305	(84,569)	(164,252)	—	(164,252)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
Year ended March 31, 2014	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	5,155,899	632,803	5,602,373	2,245,927	43,604	932,756	14,613,362	(41,687)	14,571,675
Investments accounted through equity method Associates	—	—	193,571	4,837	—	134,751	333,159	—	333,159
Joint Ventures	—	—	—	—	—	23,299	23,299	—	23,299
Segment liabilities	309,329	62,307	186,195	273,476	15,986	6,557,822	7,405,115	—	7,405,115
Geographical information on non-current assets
Chile	2,672,917	307,197	3,608,797	647,722	30	220,143	7,456,806	233	7,457,039
Foreign countries	1,702,075	18,631	1,412,031	974,873	27,085	143,546	4,278,241	—	4,278,241
Non-current assets, Total	4,374,992	325,828	5,020,828	1,622,595	27,115	363,689	11,735,047	233	11,735,280

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Year ended March 31, 2013	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from external customers	501,315	186,822	41,737	449,897	7,145	—	1,186,916	—	1,186,916
Revenues from transactions with other operating segments	12,588	18	260,870	6,032	6,874	—	286,382	(286,382)	—
Finance income	—	—	—	—	—	6,153	6,153	—	6,153
Finance costs	—	—	—	—	—	(56,405)	(56,405)	—	(56,405)
Net finance costs	—	—	—	—	—	(50,252)	(50,252)	—	(50,252)
Depreciation and amortizations	39,121	5,068	2,852	21,092	996	706	69,835	—	69,835
Sum of significant income accounts	—	—	76,838	—	—	—	76,838	—	76,838
Sum of significant expense accounts	—	7,880	72	15,639	—	—	23,591	—	23,591
Profit (loss) of each reportable segment	78,310	18,594	54,254	36,162	1,011	(94,816)	93,515	—	93,515
Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	—	—	—	—	—	1,393	1,393	—	1,393
Joint ventures	—	—	—	(375)	—	476	101	—	101
Income tax expense	—	—	—	—	—	(15,889)	(15,889)	—	(15,889)
Geographical information on revenues
Revenue – Chilean entities	448,020	168,914	21,798	182,560	46	—	821,400	—	821,400
Revenue – Foreign entities	53,233	17,908	19,939	267,337	7099	—	365,516	—	365,516
Total Ordinary Income	501,315	186,822	41,737	449,897	7,145	—	1,186,916	—	1,186,916

Year ended December 31, 2013	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets
Acquisition of property, plant and equipment and biological assets	110,187	2,028	49,844	42,486	337	207	205,089	—	205,089
Segment Cash Flows
Cash Flows from (used in) Operating Activities	89,017	(3,266)	9,035	54,377	1,160	(12)	150,311	—	150,311
Cash flows (used in) investing activities	(122,636)	(1,644)	(18,203)	(42,458)	(337)	19,056	(166,222)	—	(166,222)
Cash flows from (used in) Financing Activities	—	—	(5,882)	42,973	—	(88,902)	(51,811)	—	(51,811)
Net increase (decrease) in Cash and Cash Equivalents	(33,619)	(4,910)	(15,050)	54,892	823	(69,858)	(67,722)	—	(67,722)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
Year ended December 31, 2013	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	5,001,425	634,626	5,533,875	2,169,687	46,451	1,148,087	14,534,151	(40,756)	14,493,395
Investments accounted through equity method
Associates	—	—	186,628	4,467	—	135,341	326,436	—	326,436
Joint Ventures	—	—	—	—	—	22,976	22,976	—	22,976
Segment liabilities	271,115	62,677	183,269	247,959	15,965	6,667,870	7,448,855	—	7,448,855
Geographical information on non-current assets
Chile	2,670,703	311,408	3,613,663	623,996	34	243,394	7,463,198	625	7,463,823
Foreign countries	1,658,451	19,545	1,395,725	967,362	28,043	152,125	4,221,251	—	4,221,251
Non-current assets, Total	4,329,154	330,953	5,009,388	1,591,358	28,077	395,519	11,684,449	625	11,685,074

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	03-31-2014	12-31-2013
Current non-financial assets	ThU.S.$	ThU.S.$
Current roads to amortize	72,398	53,815
Prepayment to amortize (insurance y others)	31,053	26,278
Recoverable taxes (Relating to purchases)	92,191	105,275
Other current non financial assets	8,866	3,596
Total	204,508	188,964

	03-31-2014	12-31-2013
Non current non-financial assets	ThU.S.$	ThU.S.$
Non Current roads to amortize	113,288	112,505
Guarantee values	3,354	3,349
Recoverable taxes (Relating to purchases)	5,501	6,025
Other non current non financial assets	3,786	3,173
Total	125,929	125,052

	03-31-2014	12-31-2013
Current non financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	111,687	75,695
ICMS tax payable	26,567	23,532
Other tax payable	21,067	16,911
Other Current non financial liablilities	5,570	8,905
Total	164,891	125,043

(1)	Provision includes a minimum dividend of subsidiary minority.

	03-31-2014	12-31-2013
Non current non financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable	75,179	73,093
Other non current non financial liablilities	7,029	7,761
Total	82,208	80,854

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

3)	The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of March 31, 2014 and 2013 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 03-31-2014	104,242
Adjustments:
Biological Assets
Unrealized gains/losses	(66,613)
Realized gains/losses	49,042
Deferred income taxes	3,201
Total adjustments	(14,370)
Distributable Net Income at 03-31-2014	89,872

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 03-31-2013	89,222
Adjustments
Biological Assets
Unrealized	(64,540)
Realized	46,046
Deferred income taxes	2,289
Total adjustments	(16,205)
Distributable Net Income at 03-31-2013	73,017

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line “Other current non-financial liabilities” included in the Consolidated Balance Sheet as of March 31, 2014 in the amount of ThU.S.$164,891, represents a total of ThU.S.$111,373, which ThU.S.$35,949 corresponds to the provision of minimum dividend recorded for the period 2014, and ThU.S.$75,424 corresponds to the provision of dividend payable for the year 2013, both corresponding to the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - March
	2014	2013
Earnings (losses) per share	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	104,242	89,222
Weighted average of number of shares	113,159,655	113,152,446
Basic earnings per share (in US$ per share)	0.92	0.79

NOTE 27. SUBSEQUENT EVENTS

As of April 10, 2014, the Company has placed bonds in the local market; which were issued in dematerialized and bearer form. Their most relevant conditions are the following:

1. A) “Q” Series Bonds, issued against the Company’s line of bonds approved by the Board on April 9, 2009, and registered in the Securities Registry of the Superintendency of Securities and Insurance under No. 588, on June 4, 2009. In turn, the abovementioned series was approved by the Board on March 14, 2014, and it was recorded by Resolution (Oficio) No. 8261 of the abovementioned Superintendency, dated March 27, 2014.

This placement was made for an aggregate amount of 2,000,000 Unidades de Fomento (“UF”) for a 7-year term. Interest shall accrue as of April 1, 2014, and will be payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. The principal will be repayable semi-annually in 8 installments, on April 1 and October 1 of each year, commencing on October 1, 2017 and continuing until April 1, 2021.

The offering was placed at an issuance rate of 2.65%.

The “Q” Series Bonds shall accrue over the non-paid principal, denominated in UF, a coupon interest of 3% per year, compounded, accrued and calculated over the basis of two equal semesters of 180 days, equal to a rate of 1.4889% per semester.

B) “R” Series Bonds, also issued against the Company’s line of bonds approved by the Board on April 9, 2009, and registered in the Securities Registry of the Superintendency of Securities and Insurance under No. 588, on June 4, 2009. In turn, the abovementioned series was approved by the Board on March 14, 2014, and it was recorded by Resolution (Oficio) No. 8261 of the abovementioned Superintendency, dated March 27, 2014.

This placement was made for an aggregate amount of 5,000,000 UF for a 21-year term. Interest shall accrue as of April 1, 2014, and will be payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. The principal will be repayable in one installment, on April 1, 2035.

The offering was placed at an issuance rate of 3.60%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The “R” Series Bonds shall accrue over the non-paid principal, denominated in UF, a coupon interest of 3.60% per year, compounded, accrued and calculated over the basis of two equal semesters of 180 days, equal to a rate of 1.7841% per semester.

2. These series of bonds have a local risk rating of AA-.

3. The underwriter in charge of this placement was IM Trust S.A., Corredores de Bolsa, a company with which there is no ownership relation.

4. The spread obtained for the “Q” Series over the bond issued by the Central Bank of Chile in UF (“BCU”) for 5 years was 94 basis points. The spread obtained for the “R” Series over the bond issued by the Central Bank of Chile in UF (“BCU”) for 20 years was 133 basis points.

5. Other relevant conditions of the bonds are the following:

i) The “Q” Series Bonds and the “R” Series Bonds may be redeemed as from April 1, 2017.

ii) The Bonds will have no guarantee.

iii) The proceeds obtained from the aforementioned placement shall be used to repay or prepay the Company’s short-term or long-term liabilities, or those of its subsidiaries, whether denominated in national or foreign currency.

It is estimated that the abovementioned bond placement shall have no significant effects on the Company’s income statements.

2) The authorization for the issuance and publication of these Interim Consolidated Financial Statements for the period between January 1 and March 31, 2014 was approved by the Board of Directors of Arauco at the Extraordinary Session No.506 held on May 15, 2014.

Subsequent to March 31, 2014 and until the date of issuance of these financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.